Exhibit 99.1

FILING VERSION

UNDERWRITING AGREEMENT

June 10, 2021

Enthusiast Gaming Holdings Inc.		Blue Ant Media Inc.
90 Eglinton Avenue East		130 Merton Street
Suite 805		Suite 200
Toronto, Ontario		Toronto, Ontario
M4P 2Y3		M4S 1A4

Attention:	Adrian Montgomery	Attention:	Michael MacMillan
	Chief Executive Officer		Chief Executive Officer

RBC Dominion Securities Inc. ("RBC"), Canaccord Genuity Corp. (together with RBC, the "Lead Underwriters"), B. Riley Securities, Inc., Paradigm Capital Inc., Scotia Capital Inc., Alliance Global Partners, Colliers Securities LLC and Haywood Securities Inc. (together with the Lead Underwriters, the "Underwriters" and each individually an "Underwriter") hereby severally, and not jointly nor jointly and severally, agree to purchase from Enthusiast Gaming Holdings Inc. (the "Corporation"), in the respective percentages set forth in Section 22(1) hereof, and the Corporation hereby agrees to issue and sell to the Underwriters, upon and subject to the terms hereof, an aggregate of 8,000,000 common shares in the capital of the Corporation (the "Firm Shares") on an underwritten basis at a price of US$5.75 per Firm Share (the "Offering Price") for an aggregate purchase price of US$46,000,000.

Upon and subject to the terms and conditions contained herein, the Corporation and Blue Ant Media Inc. (the “Selling Shareholder”) hereby grant to the Underwriters an option (the "Over-Allotment Option") to purchase severally, and not jointly nor jointly and severally, in the respective percentages set forth in Section 22(1) hereof, up to an additional 1,200,000 common shares of the Corporation (the "Additional Shares") at a price of US$5.75 per Additional Share for the purposes of covering over-allotments and for market stabilization purposes. In the event the Over-Allotment Option is exercised by the Underwriters, the Corporation, the Underwriters and the Selling Shareholder have agreed that, at the option (the “Tag-Along Option”) of the Selling Shareholder, up to 50% of the Additional Shares shall be comprised of common shares of the Corporation (“Common Shares”) to be sold by the Selling Shareholder (the “Additional Secondary Shares”) with the remaining amount of the Additional Shares to be comprised of Common Shares to be issued and sold by the Company (the “Additional Treasury Shares”, and together with the Firm Shares, the “Treasury Shares”). If the Tag-Along Option is not exercised, the entire Over-Allotment Option will be satisfied by the Company through the issuance of Additional Treasury Shares. The Over-Allotment Option may be exercised in accordance with Section 16 hereof. The Firm Shares and the Additional Shares are collectively referred to herein as the "Offered Shares".

The Corporation meets the requirements under the Securities Act (Ontario) and securities legislation applicable in each of the other provinces and territories of Canada (other than Quebec) (collectively, the “Qualifying Jurisdictions”), and the rules, regulations and national, multi-jurisdictional or local instruments, policy statements, published policies, notices, blanket rulings and orders of the Canadian Securities Commissions (as hereinafter defined), and all discretionary rulings and orders applicable to the Corporation, if any, of the Canadian Securities Commissions (collectively, the “Canadian Securities Laws”), including the rules and procedures established pursuant to National Instrument 44-101 – Short Form Prospectus Distributions and National Instrument 44-102 – Shelf Distributions (together, the “Canadian Shelf Procedures”) for the distribution of securities in the Qualifying Jurisdictions pursuant to a final short form base shelf prospectus.

The Corporation has filed (i) a preliminary short form base shelf prospectus, dated May 3, 2021 and (ii) a final short form base shelf prospectus, dated May 6, 2021, together with all Documents Incorporated by Reference (as defined herein) (together, the “Canadian Base Prospectus”), in respect of up to C$250,000,000 aggregate principal amount of preferred shares, common shares, (collectively, the “Equity Securities”), bonds, debentures, notes or other evidences of indebtedness of any kind, nature or description (collectively, “Debt Securities”), warrants to purchase Equity Securities and warrants to purchase Debt Securities (collectively, the “Warrants”), units and subscription receipts that entitle the holder to receive upon satisfaction of certain release conditions, and for no additional consideration, Equity Securities, Debt Securities, Warrants, or units (collectively, the “Shelf Securities”) with the Ontario Securities Commission (the “Commission”) and the other Canadian Securities Commissions; the Commission has issued a receipt pursuant to the procedures provided for under Multilateral Instrument 11-102 – Passport System (“MI 11-102”) and National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions (collectively, the “Passport System”) in respect of each of the preliminary short form base shelf prospectus, dated May 3, 2021 and the Canadian Base Prospectus. The Canadian preliminary prospectus supplement relating to the Offering, which excludes certain pricing information and other final terms of the Offered Shares and which has been filed with the Canadian Securities Commissions on June 9, 2021, together with the Canadian Base Prospectus and including all documents incorporated therein by reference, is hereinafter referred to as the “Canadian Preliminary Prospectus”; and the Canadian final prospectus supplement relating to the Offering, which includes the pricing and other information omitted from the Canadian Preliminary Prospectus, to be dated the date hereof and filed with the Canadian Securities Commissions in accordance with the Canadian Shelf Procedures, together with the Canadian Base Prospectus and including all documents incorporated therein by reference, is hereinafter referred to as the “Canadian Final Prospectus”.

The Corporation meets the general eligibility requirements for use of Form F-10 under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) thereunder. The Corporation has filed a registration statement on Form F-10 (File No. 333-255725) in respect of the Shelf Securities with the SEC on May 3, 2021 and has filed an appointment of agent for service of process upon the Corporation on Form F-X (the “Form F-X”) with the SEC in conjunction with the filing of such registration statement (such registration statement, as amended, including the Canadian Base Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC and including the exhibits to such registration statement and all Documents Incorporated by Reference in the prospectus contained therein are hereinafter referred to collectively as the “Registration Statement”); the base prospectus relating to the Shelf Securities contained in the Registration Statement at the time the registration statement on Form F-10 became effective, including all documents incorporated therein by reference, is hereinafter referred to as the “U.S. Base Prospectus”; the U.S. preliminary prospectus supplement, dated June 9, 2021, relating to the Offering (which consists of the Canadian Preliminary Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC), including all documents incorporated therein by reference, together with the U.S. Base Prospectus, is hereinafter referred to as the “U.S. Preliminary Prospectus”; the U.S. final prospectus supplement relating to the Offering to be filed with the SEC pursuant to General Instruction II.L of Form F-10 (which consists of the Canadian Final Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC), including all documents incorporated therein by reference, together with the U.S. Base Prospectus, is hereinafter referred to as the “U.S. Final Prospectus”.

As used herein, “Base Prospectuses” shall mean, collectively, the Canadian Base Prospectus and the U.S. Base Prospectus; “Preliminary Prospectuses” shall mean, collectively, the Canadian Preliminary Prospectus and the U.S. Preliminary Prospectus; and “Prospectuses” shall mean, collectively, the Canadian Final Prospectus and the U.S. Final Prospectus. The terms “supplement,” “amendment,” and “amend” as used herein with respect to the Registration Statement, the Base Prospectuses, the Preliminary Prospectuses or the Prospectuses or any free writing prospectus shall include all documents subsequently filed or furnished by the Corporation with or to the Canadian Securities Commissions or the SEC pursuant to Canadian Securities Laws or the U.S. Exchange Act (as hereinafter defined), as the case may be, that are deemed to be incorporated by reference therein.

For purposes of this Agreement, “free writing prospectus” has the meaning set forth in Rule 405 under the U.S. Securities Act, “Time of Sale Prospectus” means the U.S. Preliminary Prospectus together with the term sheet and the free writing prospectuses, if any, each identified in Schedule “A” hereto, in each case, exclusive of any amendment or supplement subsequent to the execution of this Agreement, and “Applicable Time” means the time of the first confirmation of sale.

As used herein, the terms “Registration Statement,” “U.S. Preliminary Prospectus,” “Canadian Preliminary Prospectus,” “Time of Sale Prospectus,” “Canadian Final Prospectus” and “U.S. Final Prospectus” shall include the documents incorporated by reference therein from time to time.

Each of the Underwriters covenants and agrees with the Corporation that: (i) any offers or sales of the Offered Shares in Canada will be conducted through the Underwriters, or one or more affiliates of the Underwriters (or Selling Firms), duly registered as a dealer in compliance with applicable Canadian Securities Laws; and (ii) any offers or sales of the Offered Shares in the United States will be conducted through the Underwriters, or one or more affiliates of the Underwriters (or Selling Firms), duly registered as a broker-dealer in compliance with applicable U.S. Securities Laws (as hereinafter defined) and the requirements of FINRA (as hereinafter defined). B. Riley Securities, Inc., Alliance Global Partners and Colliers Securities LLC (collectively, the “Non-Canadian Underwriters”) will not, directly or indirectly, solicit offers to purchase or sell Offered Shares in Canada.

TERMS AND CONDITIONS

Section 1	Interpretation
(1)	Definitions. For the purposes of this Agreement, unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

"Additional Secondary Shares" has the meaning given to it in the second paragraph of this Agreement;

"Additional Shares" has the meaning given to it in the second paragraph of this Agreement;

"Additional Treasury Shares" has the meaning given to it in the second paragraph of this Agreement;

"affiliate" has the meaning given to it in the Business Corporations Act (Ontario);

"Agreement" means the agreement resulting from the acceptance by the Corporation of the offer made by the Underwriters by this letter;

“Applicable Indemnifying Party” has the meaning given to it in Section 11(3);

"Applicable Securities Laws" means the Canadian Securities Laws and the U.S. Securities Laws;

“Applicable Time” has the meaning given to it in the seventh paragraph of this Agreement;

"Authorization" means any certificate, consent, order, permit, approval, waiver, licence, qualification, registration or similar authorization of any Governmental Authority having jurisdiction over a person;

"Business Day" means any day, other than a Saturday or Sunday, on which banks are open for business in Toronto, Ontario and New York, New York;

“Canadian Base Prospectus” has the meaning given to it in the fourth paragraph of this Agreement;

"Canadian Final Prospectus" has the meaning given to it in the fourth paragraph of this Agreement;

"Canadian Offering Documents" means each of the Canadian Preliminary Prospectus, the Canadian Final Prospectus, in each case as may be amended from time to time, including the Documents Incorporated by Reference and any Marketing Documents;

"Canadian Preliminary Prospectus" has the meaning given to it in the fourth paragraph of this Agreement;

"Canadian Securities Commissions" means the securities regulatory authorities in each of the Qualifying Jurisdictions;

"Canadian Securities Laws" has the meaning given to it in the third paragraph of this Agreement;

"CDS" means CDS Clearing and Depository Services Inc.;

"Closing" means the completion of the issue and sale by the Corporation, and the purchase by the Underwriters, of the Firm Shares pursuant to this Agreement;

"Closing Date" has the meaning given to it in Section 15;

"Closing Time" has the meaning given to it in Section 15;

"Commission" means the Ontario Securities Commission;

"Common Shares" means the common shares in the capital of the Corporation;

"Corporation" has the meaning given to it in the first paragraph of this Agreement;

“Corporation’s Business” means the business currently carried out by the Corporation and its Subsidiaries;

“Debt Securities” has the meaning given to it in the fourth paragraph of this Agreement;

"Distribution" means "distribution" or "distribution to the public" as those terms are defined in the Applicable Securities Laws;

"Documents Incorporated by Reference" means all interim and annual financial statements, management's discussion and analysis, business acquisition reports, management information circulars, annual information forms, material change reports, Marketing Documents and other documents that are or are required by Applicable Securities Laws to be incorporated by reference into the Offering Documents, as applicable;

“DTC” means The Depository Trust Company ;

"EDGAR" means the SEC's Electronic Document Gathering and Retrieval System;

“Equity Securities” has the meaning given to it in the fourth paragraph of this Agreement;

“Employment Laws” has the meaning given to it in Section 7(38);

"Financial Statements" means the financial statements of the Corporation, including the notes thereto, included or incorporated by reference in the Offering Documents;

"FINRA" means the Financial Industry Regulatory Authority, Inc.;

"Firm Shares" has the meaning given to it in the first paragraph of this Agreement;

"Form F-X" has the meaning given to it in the sixth paragraph of this Agreement;

“Governmental Authority” means any (a) multinational, federal, provincial, territorial, state, municipal, local or other governmental or public department, central bank, court, commission, commissioner, tribunal, board, bureau, agency or instrumentality, domestic or foreign, (b) any subdivision or authority of any of the foregoing, (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above, or (d) stock exchange, automated quotation system, self-regulatory authority or securities regulatory authority;

“IFRS” means the International Financial Reporting Standards which are issued by the International Accounting Standards Board, as adopted in Canada;

"Indemnified Party" has the meaning given to it in Section 11(1);

“Indemnified Expenses” has the meaning given to it in Section 11(7);

“Intellectual Property” has the meaning given to it in Section 7(43)(a);

"Issuer Free Writing Prospectus" means an "issuer free writing prospectus" as defined in Rule 433 under the U.S. Securities Act relating to the Offered Shares that: (i) is required to be filed with the SEC by the Corporation; (ii) is a "road show that is a written communication" within the meaning of Rule 433(d)(8)(i) under the U.S. Securities Act, whether or not required to be filed with the SEC; or (iii) is exempt from filing pursuant to Rule 433(d)(5)(i) under the U.S. Securities Act because it contains a description of the Offered Shares or of the Offering that does not reflect the final terms, in each case, in the form filed or required to be filed with the SEC or, if not required to be filed, in the form retained in the Corporation's records pursuant to Rule 433(g) under the U.S. Securities Act;

"ITA" means the Income Tax Act (Canada), as amended;

“IT Systems and Data” has the meaning given to it in Section 7(47);

"Laws" means any and all applicable federal, provincial, state, local or municipal laws, including all statutes, codes, ordinances, decrees, rules, regulations, municipal by-laws, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, consent decrees, decisions, rulings or awards, or policies or guidelines of (or issued by) Governmental Authorities or by any stock exchange or commission, or Authorizations legally binding on or affecting the person referred to in the context in which the word is used, and includes Applicable Securities Laws;

"Lead Underwriters" has the meaning given to it in the first paragraph of this Agreement;

“Leased Premises” has the meaning given to it in Section 7(41);

“Liability Amount” has the meaning given to it in Section 11(7);

“Lien” means any encumbrance or title defect of whatever kind or nature, regardless of form, whether or not registered or registrable and whether or not consensual or arising by law (statutory or otherwise), including any mortgage, lien, charge, pledge or security interest, whether fixed or floating, or any assignment, lease, option, right of pre-emption, privilege, encumbrance, easement, servitude, right of way, restrictive covenant, right of use or any other right or claim of any kind or nature whatever which affects ownership or possession of, or title to, any interest in, or right to use or occupy such property or assets which, in substance, secures payment or performance of an obligation;

"Marketing Documents" means the marketing materials approved in accordance with Section 3(2);

"marketing materials" has the meaning given to it in NI 41-101;

“Material Adverse Change” has the meaning given to it in Section 7(55);

"Material Adverse Effect" means any effect, change, event or occurrence that, alone or in conjunction with any other or others, is, or is reasonably likely to be, materially adverse to the results of operations, financial condition, assets, properties, capital, liabilities, cash flow, income or business operations of the Corporation and its Subsidiaries, taken as a whole, or the Corporation’s Business after giving effect to the transactions contemplated hereby;

"material change" means a material change in or relating to the Corporation for the purposes of Applicable Securities Laws or any of them or, where undefined under the Applicable Securities Laws of an Offering Jurisdiction, means a change in the business, operations or capital of the Corporation and its subsidiaries, taken as a whole, that would reasonably be expected to have a significant effect on the market price or value of any securities of the Corporation, and includes a decision to implement such a change made by the board of directors of the Corporation or by senior management of the Corporation who believe that confirmation of the decision by the board of directors of the Corporation is probable;

"material fact" means a material fact for the purposes of Applicable Securities Laws or any of them or, where undefined under the Applicable Securities Laws of an Offering Jurisdiction, means a fact that would reasonably be expected to have a significant effect on the market price or value of the Common Shares;

"Material Subsidiaries" means Aquilini GameCo Inc., Luminosity Gaming Inc., Luminosity Gaming (USA) LLC, Enthusiast Gaming Inc., Enthusiast Gaming Live Inc., Enthusiast Gaming Media (US) Inc., Steel Media Limited and Omnia, and "Material Subsidiary" means any one of them;

"misrepresentation" means a misrepresentation for the purposes of the Applicable Securities Laws of an Offering Jurisdiction or any of them or, where undefined under the Applicable Securities Laws of an Offering Jurisdiction, means: (a) an untrue statement of a material fact; or (b) an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made;

"NASDAQ" means the NASDAQ Global Select Market;

"NI 41-101" means National Instrument 41-101 – General Prospectus Requirements;

"NI 44-101" means National Instrument 44-101 – Short Form Prospectus Distributions;

"NI 51-102" means National Instrument 51-102 – Continuous Disclosure Obligations;

“Non-Canadian Underwriters” has the meaning given to it in the ninth paragraph of this Agreement;

"Offered Shares" has the meaning given to it in the second paragraph of this Agreement;

"Offering" means the sale of Offered Shares pursuant to this Agreement;

"Offering Documents" means the Canadian Offering Documents and the U.S. Offering Documents;

"Offering Jurisdictions" means the United States and the Qualifying Jurisdictions;

"Offering Price" has the meaning given to it in the first paragraph of this Agreement;

“Omnia” means Omnia Media Inc., a Delaware corporation;

"Option Closing Date" has the meaning given to it in Section 17(1);

"Option Closing Time" has the meaning given to it in Section 17(1);

"Over-Allotment Notice" has the meaning given to it in Section 17(1);

"Over-Allotment Option" has the meaning given to it in the second paragraph of this Agreement;

"Passport System" has the meaning given to it in the fourth paragraph of this Agreement;

“person” means any individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, company, limited liability company, unlimited liability company or Governmental Entity and, where the context requires, any of the foregoing when they are acting as trustee, executor, administrator or other legal representative;

"Qualifying Jurisdictions" has the meaning given to it in the third paragraph of this Agreement;

"Registration Statement" has the meaning given to it in the fifth paragraph of this Agreement;

"Rules and Regulations" has the meaning given to it in Section 7(1);

“Sanctions” has the meaning given to it in Section 7(46);

“Sanctioned Country” has the meaning given to it in Section 7(46);

"SEC" has the meaning given to it in the third paragraph of this Agreement;

"SEDAR" means the System for Electronic Document Analysis and Retrieval;

"Selling Firm" has the meaning given to it in Section 2(1);

"Selling Shareholder" has the meaning given to it in the second paragraph of this Agreement;

“Selling Shareholder Information” means the sections in the Preliminary Prospectuses (including, for certainty, the Registration Statement), the Prospectuses or any Supplementary Materials, as applicable, entitled “Selling Shareholder”, and any information relating solely to the Selling Shareholder and furnished by it or made in reliance on and in conformity with written information furnished to the Corporation by (or on behalf of) the Selling Shareholder (in its capacity as the Selling Shareholder) for use in the Preliminary Prospectuses, the Prospectuses or any Supplementary Materials, as applicable, and which, for greater certainty, shall not include any information relating to the Corporation.

"Subsidiary" means each of those entities set out in Schedule “B” to this Agreement, and “Subsidiary” means any one of them, as the context requires;

"Supplementary Material" means, collectively, any amendment to the Offering Documents and any amendment or supplemental prospectus or ancillary materials that may be filed by or on behalf of the Corporation under Applicable Securities Laws relating to the Offering and/or the distribution of the Offered Shares;

"Tag-Along Notice" has the meaning given to it in Section 17(1);

"Tag-Along Option" has the meaning given to it in the second paragraph of this Agreement;

"template version" has the meaning ascribed to such term in NI 41-101 and includes any revised template version of marketing materials as contemplated by NI 41-101;

“Time of Sale Prospectus” has the meaning given to it in the seventh paragraph of this Agreement;

"Treasury Shares" has the meaning given to it in the second paragraph of this Agreement;

"TSX" means the Toronto Stock Exchange;

“Underwriter Information” means information and statements relating solely to the Underwriters which have been provided by (or on behalf of) the Underwriters to the Corporation in writing specifically for use in the Preliminary Prospectuses (including, for certainty, the Registration Statement), the Prospectuses or any Supplementary Material, as applicable;

"Underwriters" has the meaning given to it in the first paragraph of this Agreement;

"Underwriters' Expenses" has the meaning given to it in Section 18;

"Underwriting Fee" has the meaning given to it in Section 23;

"United States" means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

"U.S. Amended Prospectus" means a prospectus included in any U.S. Registration Statement Amendment;

“U.S. Base Prospectus” has the meaning given to it in the fifth paragraph of this Agreement;

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended;

"U.S. Final Prospectus" has the meaning given to it in the fifth paragraph of this Agreement;

"U.S. GAAP" means accounting principles generally accepted in the United States of America, as may be amended from time to time;

"U.S. Offering Documents" means the Registration Statement, any U.S. Registration Statement Amendment, the U.S. Base Prospectus, the U.S. Preliminary Prospectus, the Time of Sale Prospectus and the U.S. Final Prospectus and any U.S. Amended Prospectus;

"U.S. Preliminary Prospectus" has the meaning given to it in the fifth paragraph of this Agreement;

"U.S. Registration Statement Amendment" means any amendment to the Registration Statement and any post-effective amendment to the Registration Statement filed with the SEC during the distribution of the Offered Shares;

"U.S. Securities Act" has the meaning given to it in the third paragraph of this Agreement;

"U.S. Securities Laws" means all applicable United States securities laws, including, without limitation, the U.S. Securities Act, the U.S. Exchange Act and the rules and regulations promulgated thereunder; and

“Warrants” has the meaning given to it in the fourth paragraph of this Agreement.

(2)	Any reference in this Agreement to a Section or Subsection shall refer to a section or subsection of this Agreement.
(3)	All words and personal pronouns relating thereto shall be read and construed as the number and gender of the party or parties referred to in each case required and the verb shall be construed as agreeing with the required word and/or pronoun.
(4)	Any reference in this Agreement to (i) "knowledge of the Corporation" means the actual knowledge of Adrian Montgomery, Menashe Kestenbaum, Alex Macdonald, Eric Bernofsky, and Thamba Tharmalingam, after making reasonable inquiry, and (ii) “knowledge of the Selling Shareholder”

means the actual knowledge of Michael MacMillan and Astrid Zimmer, after making reasonable inquiry.

(5)	Any reference in this Agreement to "US$" or to "dollars" shall refer to the lawful currency of the United States, unless otherwise specified, and all payments to be made hereunder shall be made in such currency.
(6)	The following are the schedules to this Agreement, which schedules are deemed to be a part hereof and are hereby incorporated by reference herein:
Schedule "A"	–	Time of Sale Prospectus
Schedule "B"	–	List of Subsidiaries
Schedule "C"	–	Matters to be Addressed in the Corporation's Canadian Counsel Opinion
Schedule "D"	–	Matters to be Addressed in the Corporation's U.S. Counsel Opinion
Schedule “E”		Form of Lock-Up Agreement
Section 2	Distribution of the Offered Shares
(1)	Each Underwriter shall be permitted to appoint additional investment dealers or brokers (each, a "Selling Firm") as its agents in the Offering at its sole expense and each such Underwriter may determine the remuneration payable to such Selling Firm. The Underwriters shall offer for sale to the public, sell and distribute the Offered Shares, directly and/or through Selling Firms or any affiliate of an Underwriter, in the Offering Jurisdictions only in accordance with Applicable Securities Laws and in any jurisdiction outside of the Offering Jurisdictions, as agreed between the Corporation and the Lead Underwriters (subject to Section 6 hereof), to purchasers permitted to purchase the Offered Shares only in accordance with Applicable Securities Laws and applicable securities laws in such jurisdiction, and upon the terms and conditions set forth in the Offering Documents and in this Agreement. Each Underwriter shall require any Selling Firm appointed by such Underwriter to agree to the foregoing and such Underwriter shall be severally responsible for the compliance by such Selling Firm with the provisions of this Agreement.
(2)	For the purposes of this Section 2, the Underwriters shall be entitled to assume that the Offered Shares are qualified for distribution in each of the Qualifying Jurisdictions unless otherwise notified in writing by the Corporation.
(3)	The Underwriters will use their commercially reasonable efforts to complete the Distribution of the Offered Shares as promptly as possible after the Closing Time, but in any event no later than 30 days following the Closing Date. The Lead Underwriters, on behalf of the Underwriters, shall promptly notify the Corporation when, in its opinion, the Distribution of the Offered Shares has ceased and will provide to the Corporation, within 30 days of such cessation of the Distribution of the Offered Shares, a breakdown of the number of Offered Shares distributed in each of the Qualifying Jurisdictions where such breakdown is required for the purpose of calculating fees payable to the Canadian Securities Commissions and, if applicable, to such other applicable regulatory authorities including, without limitation, the SEC and FINRA.
(4)	The Underwriters shall not, in connection with the services provided hereunder, make any representations or warranties with respect to the Corporation or its securities, other than as set out in the Offering Documents or in any Issuer Free Writing Prospectus.
(5)	Each Underwriter represents to the Corporation and the Selling Shareholder that it is registered under Applicable Securities Laws so as to permit it to lawfully fulfill its obligations hereunder.
(6)	No Underwriter that is a non-resident for purposes of the ITA will render any services under this Agreement in Canada.

(7)	Notwithstanding the foregoing provisions of this Section 2, no Underwriter will be liable to the Corporation or the Selling Shareholder under this Section 2 for any act, omission, default, breach or conduct by another Underwriter or another Underwriter's duly registered broker-dealer affiliate in the United States or any Selling Firm appointed by another Underwriter, as the case may be.
(8)	The Corporation and the Selling Shareholder each agree that the Underwriters are acting severally and not jointly (or jointly and severally) in performing their respective obligations under this Agreement and that no Underwriter shall be liable for any act, omission or conduct by any other Underwriter or any Selling Firm appointed by any other Underwriter.
(9)	The Underwriters acknowledge that the Corporation is not taking any steps to qualify the Offered Shares for Distribution or register the Offered Shares or the Distribution thereof with any securities regulatory authority outside of the Offering Jurisdictions.
(10)	Each Underwriter covenants and agrees with the Corporation that it will not make use of any "greensheet" in respect of the Corporation and the Offering without the prior approval of the Corporation, acting reasonably, and in compliance with all applicable Laws (including Applicable Securities Laws).
(11)	Each Underwriter covenants and agrees with the Corporation that, provided that it is satisfied, in its sole discretion, acting reasonably, that it is responsible for it to do so, such Underwriter will execute and deliver to the Corporation the certificates required to be executed by such Underwriter under applicable Canadian Securities Laws in connection with the Canadian Offering Documents so to allow the Corporation to fulfill its obligations hereunder in a timely manner.
Section 3	Due Diligence; Marketing Materials
(1)	During the period of the Distribution of the Offered Shares, the Corporation and the Selling Shareholder shall co-operate in all reasonable respects with the Underwriters to allow and assist the Underwriters to participate fully in the preparation of, and allow the Underwriters to approve the form and content of, the Offering Documents and any Issuer Free Writing Prospectus and shall allow the Underwriters to conduct all "due diligence" investigations which the Underwriters may reasonably require to fulfil the Underwriters' obligations under Applicable Securities Laws as underwriters and, in the case of the Canadian Preliminary Prospectus and the Canadian Final Prospectus, to enable the Underwriters responsibly to execute any certificate required to be executed by the Underwriters.
(2)	Without limiting the generality of Section 3(1) above, during the Distribution of the Offered Shares:
(a)	the Corporation and the Underwriters shall prepare, in consultation with each other, and the Corporation shall approve in writing, prior to the time that any such marketing materials are provided to potential investors, a template version of any marketing materials reasonably requested to be provided by the Underwriters to any such potential investors, and such marketing materials shall comply with Applicable Securities Laws and shall be acceptable in form and substance to the Corporation, the Underwriters and their respective counsel, each acting reasonably;
(b)	the Lead Underwriters, on behalf of the Underwriters, shall approve in writing a template version of any such marketing materials, as contemplated by Applicable Securities Laws, prior to the time that such marketing materials are provided to potential investors in the Offered Shares and/or filed with the Canadian Securities Commissions;
(c)	the Corporation shall, to the extent required by Canadian Securities Laws, file a template version of any such marketing materials with the Commission via SEDAR as soon as reasonably practical after such marketing materials are so approved in writing by the

Corporation and the Lead Underwriters, on behalf of the Underwriters, and in any event on or before the day the marketing materials are, to the knowledge of the Corporation, first provided to any potential investor in the Offered Shares, and any comparables shall be removed from the template version in accordance with NI 44-101 prior to filing such with the Commission via SEDAR (provided that if any such comparables are removed, the Corporation shall file a complete template version of any such marketing materials to the Commission), and the Corporation shall provide a copy of such filed template version to the Underwriters as soon as practicable following such filing (to the extent same is in any way different from the version approved in Section 3(2)(a)); and

(d)	following the approvals and filings set forth in Section 3(2)(a) to Section 3(2)(c) above, the Underwriters may provide a limited use version of such marketing materials to potential investors in the Offered Shares in accordance with Applicable Securities Laws.
(3)	The Corporation, the Selling Shareholder and each Underwriter, on a several basis, covenants and agrees not to provide any potential investor in the Offered Shares with any marketing materials except: (a) for marketing materials which have been approved and filed as contemplated in Section 3(2); and (b) to such potential investors in those jurisdictions where it is lawful to do so.
Section 4	Material Changes
(1)	During the period from the date of this Agreement to the completion of the Distribution of the Offered Shares, the Corporation covenants and agrees with the Underwriters that it shall promptly notify the Underwriters in writing of:
(a)	any change (actual, contemplated or, to the knowledge of the Corporation, threatened) in or relating to the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Corporation and its subsidiaries that is material to the Corporation and its subsidiaries, taken as a whole;
(b)	any material fact which has arisen or been discovered and would have been required to have been stated in any of the Offering Documents or any Issuer Free Writing Prospectus had the fact arisen or been discovered on or prior to the date of such document;
(c)	any change in any material fact (which for purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) contained in the Canadian Offering Documents, as they exist immediately prior to such change, which fact or change is, or may reasonably be expected to be, of such a nature as to render any statement in such Canadian Offering Documents, as they exist taken together in their entirety immediately prior to such change, misleading or untrue in any material respect or which would result in the Canadian Offering Documents, as they exist immediately prior to such change, containing a misrepresentation or which would result in the Canadian Offering Documents, as they exist immediately prior to such change, not complying in any material respects with the laws of any Qualifying Jurisdiction in which the Offered Shares are to be offered for sale or which change would reasonably be expected to have a significant effect on the market price or value of the Offered Shares; or
(d)	the occurrence of any event as a result of which: (i) the Registration Statement, or any U.S. Registration Statement Amendment, in each case as amended immediately prior to such occurrence, would include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading; or (ii) the U.S. Preliminary Prospectus, the Time of Sale Prospectus, the U.S. Final Prospectus, any U.S. Amended Prospectus or any Issuer Free Writing Prospectus, in each case, as then amended or supplemented, would include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they are made, not misleading.

(2)	During the period from the date of this Agreement to the completion of the Distribution of the Offered Shares, the Selling Shareholder covenants and agrees with the Underwriters that it shall promptly notify the Underwriters and Corporation in writing of:
(a)	any material fact relating to Selling Shareholder Information which has arisen or been discovered and would have been required to have been stated in any of the Offering Documents or any Issuer Free Writing Prospectus had the fact arisen or been discovered on or prior to the date of such document;
(b)	any change in any material fact (which for purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact), relating to Selling Shareholder Information, contained in the Canadian Offering Documents, as they exist immediately prior to such change, which fact or change is, or may reasonably be expected to be, of such a nature as to render any statement in such Canadian Offering Documents, as they exist taken together in their entirety immediately prior to such change, misleading or untrue in any material respect or which would result in the Canadian Offering Documents, as they exist immediately prior to such change, containing a misrepresentation or which would result in the Canadian Offering Documents, as they exist immediately prior to such change, not complying in any material respects with the laws of any Qualifying Jurisdiction in which the Offered Shares are to be offered for sale or which change would reasonably be expected to have a significant effect on the market price or value of the Offered Shares; or
(c)	the occurrence of any event as a result of which: (i) the Registration Statement, or any U.S. Registration Statement Amendment, in each case as amended immediately prior to such occurrence, would include any untrue statement of a material fact or omit to state a material fact, in each case relating to Selling Shareholder Information, which is required to be stated therein or necessary in order to make the statements therein not misleading; or (ii) the U.S. Preliminary Prospectus, the Time of Sale Prospectus, the U.S. Final Prospectus, any U.S. Amended Prospectus or any Issuer Free Writing Prospectus, in each case, as then amended or supplemented, would include any untrue statement of a material fact or omit to state a material fact, in each case relating to Selling Shareholder Information, which is required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they are made, not misleading.
(3)	The Underwriters agree, and will require each Selling Firm to agree, to cease the Distribution of the Offered Shares upon the Underwriter receiving written notification of any change or material fact with respect to any Offering Document as contemplated by Section 4(1) and Section 4(2) and to not recommence the Distribution of the Offered Shares until Supplementary Materials disclosing such change are filed in such Offering Jurisdiction.
(4)	The Corporation and the Selling Shareholder shall promptly comply with all applicable filing and other requirements under Applicable Securities Laws whether as a result of such change, material fact or otherwise contemplated by Section 4(1) or Section 4(2), including the filing of any Supplementary Materials and the Selling Shareholder shall provide any Selling Shareholder Information that may be required in connection therewith; provided that the Corporation shall not file any Supplementary Material or other document without first providing the Underwriters with a copy of such Supplementary Material or other document and consulting with the Underwriters with respect to the form and content thereof.
(5)	If, during the Distribution of the Offered Shares, there is any change in U.S. Securities Laws which results in a requirement to file a U.S. Registration Statement Amendment, the Corporation shall, subject to the proviso in Section 4(4) above, make any such filing under U.S. Securities Laws as soon as possible and the Selling Shareholder shall provide any Selling Shareholder Information that may be required in connection therewith.

(6)	The Corporation and the Selling Shareholder, as applicable, shall in good faith discuss with the Underwriters any fact or change in circumstances (actual, anticipated, contemplated or, to the knowledge of the Corporation or the Selling Shareholder, as applicable, threatened, financial or otherwise) which is of such a nature that there is reasonable doubt whether written notice need be given by it to the Underwriters under this Section 4.
Section 5	Deliveries to the Underwriters
(1)	The Corporation shall deliver or cause to be delivered to the Underwriters without charge:
(a)	contemporaneously with the filing thereof with the Canadian Securities Commissions, copies of the Canadian Preliminary Prospectus and the Canadian Final Prospectus, as the case may be, signed on behalf of the Corporation as required by Canadian Securities Laws;
(b)	copies of the Registration Statement, Time of Sale Prospectus and the U.S. Final Prospectus, as the case may be, signed as required by the U.S. Securities Act and the rules and regulations of the SEC thereunder and any documents included as exhibits to any such registration statement;
(c)	any Supplementary Materials required to be filed under Section 4 hereof in respect of Canadian Securities Laws, signed on behalf of the Corporation as required by Canadian Securities Laws; and
(d)	any U.S. Registration Statement Amendment required to be filed under Section 4 hereof, signed as required by the U.S. Securities Act and the rules and regulations of the SEC thereunder and any documents included as exhibits to the U.S. Registration Statement Amendment;

provided, that with respect to: (i) clauses (a) and (c) of this Section 5(1) if the documents are publicly available on SEDAR, they shall be deemed to have been delivered to the Underwriters as required by this Section 5(1); and (ii) clauses (b) and (d) of this Section 5(1), if the documents are publicly available on EDGAR, they shall be deemed to have been delivered to the Underwriters as required by this Section 5(1).

(2)	The Corporation shall forthwith cause to be delivered to the Underwriters in such cities in the Offering Jurisdictions as the Underwriters may reasonably request, without charge, such numbers of commercial copies of the Canadian Base Prospectus, Canadian Final Prospectus and any Marketing Documents, the Registration Statement, Time of Sale Prospectus and the U.S. Final Prospectus, excluding in each case the Documents Incorporated by Reference, as the Underwriters shall reasonably require. The Corporation shall similarly cause to be delivered to the Underwriters commercial copies of a U.S. Amended Prospectus, excluding in each case the Documents Incorporated by Reference. The Corporation agrees that such deliveries shall be effected as soon as possible and, in any event: in Toronto and New York by 12:00 noon E.S.T. on the Business Day following the filing of the Canadian Final Prospectus and in all other cities by 12:00 noon local time, on the next Business Day, provided, in each case, that the Underwriters have given the Corporation written instructions as to the number of copies required and the places to which such copies are to be delivered not less than 24 hours prior to the time requested for delivery. Such delivery shall also confirm that the Corporation consents to the use by the Underwriters and Selling Firms of the Offering Documents in connection with the Distribution of the Offered Shares in compliance with the provisions of this Agreement.

(3)	By the act of having delivered the Offering Documents to the Underwriters, the Corporation shall have represented and warranted to the Underwriters that all information and statements (except Underwriter Information and the Selling Shareholder Information) contained in such documents, at the respective dates of initial delivery thereof, comply with the Applicable Securities Laws and are true and correct in all material respects, and that such documents, at such dates, contain no misrepresentation and do not omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading (except for the Underwriter Information and Selling Shareholder Information) and constitute full, true and plain disclosure of all material facts relating to the Corporation and the Offering as required by the Applicable Securities Laws. For avoidance of doubt, the Corporation makes no representation or warranty with respect to information, statements or omissions relating solely to the Underwriters made therein in reliance upon and in conformity with written information furnished to the Corporation by or on behalf of any Underwriter through the Lead Underwriters expressly for use therein.
(4)	The Corporation shall deliver or cause to be delivered to the Underwriters, on the date hereof, a "long form" comfort letter of KPMG LLP, in form and substance satisfactory to the Underwriters, acting reasonably, dated the date hereof (with the requisite procedures to be completed by such auditors no later than two (2) Business Days prior to the date of the Time of Sale Prospectus) addressed to the Underwriters and the directors of the Corporation, with respect to certain financial and accounting information relating to the Corporation and its subsidiaries and affiliates contained in the Offering Documents, which letter shall be in addition to the auditors' reports of KPMG LLP incorporated by reference in the Registration Statement, Time of Sale Prospectus and the Prospectuses.
(5)	The Corporation shall deliver or cause to be delivered to the Underwriters, on the date hereof, a "long form" comfort letter of MNP LLP, in form and substance satisfactory to the Underwriters, acting reasonably, dated the date hereof (with the requisite procedures to be completed by such auditors no later than two (2) Business Days prior to the date of the Time of Sale Prospectus) addressed to the Underwriters and the directors of the Corporation, with respect to certain financial and accounting information relating to the Corporation and its subsidiaries and affiliates contained in the Offering Documents, which letter shall be in addition to the auditors' reports of MNP LLP incorporated by reference in the Registration Statement, Time of Sale Prospectus and the Prospectuses.
(6)	The Corporation shall deliver or cause to be delivered to the Underwriters, on the date hereof, a "long form" comfort letter of PricewaterhouseCoopers LLP, in form and substance satisfactory to the Underwriters, dated the date hereof (with the requisite procedures to be completed by such auditors no later than two (2) Business Days prior to the date of the Time of Sale Prospectus) acting reasonably, addressed to the Underwriters and the directors of the Corporation, with respect to certain financial and accounting information relating to Omnia and its subsidiaries and affiliates contained in the Offering Documents, which letter shall be in addition to the auditors' reports of PricewaterhouseCoopers LLP incorporated by reference in the Registration Statement, Time of Sale Prospectus and the Prospectuses.
Section 6	Regulatory Approvals

The Corporation will make all necessary filings, obtain all necessary consents and approvals (if any) and pay all filing fees required to be paid in connection with the transactions contemplated by this Agreement. The Corporation will qualify the Offered Shares for offering and sale under the Applicable Securities Laws of the Offering Jurisdictions and in such other jurisdictions as the Lead Underwriters and the Corporation mutually agree upon and maintain such qualifications in effect for so long as required for the Distribution of the Offered Shares; provided, however, that: (a) the Corporation shall not be obligated to make any material filing, file any prospectus, registration statement or similar document, consent to service of process, or qualify as a foreign corporation or as a dealer in securities in any of such other jurisdictions, or subject itself to taxation in respect of doing business in any of such other jurisdictions in which it is not otherwise so subject, or become subject to any additional periodic reporting or continuous disclosure obligations in such other jurisdictions; and (b) the Underwriters and the Selling Firms shall comply with the Laws in any such designated jurisdiction in making offers and sales of Offered Shares therein.

Section 7	Representations and Warranties of the Corporation

The Corporation represents and warrants to each of the Underwriters and acknowledges that the Underwriters are relying on such representations and warranties in entering into this Agreement and purchasing the Offered Shares, that:

(1)	At the time of filing the Registration Statement, the Corporation met, and as of the date hereof the Corporation meets, the general eligibility requirements for use of Form F-10 under the U.S. Securities Act and the rules and regulations of the SEC thereunder (the “Rules and Regulations”). Any amendment or supplement to the Registration Statement or the Prospectuses required by this Agreement will be so prepared and filed by the Corporation. No stop order suspending the effectiveness of the Registration Statement is in effect and no proceeding for that purpose has been instituted or is pending or, to the knowledge of the Corporation, is contemplated or threatened by the SEC. No order preventing or suspending the use of the Registration Statement, the Preliminary Prospectuses, the Prospectuses or the Time of Sale Prospectus has been issued by the SEC or any Canadian Securities Commission. The Canadian Preliminary Prospectus, at the time of filing thereof with the Canadian Securities Commissions, complied in all material respects and the Canadian Prospectus, at the time of filing thereof with the Canadian Securities Commissions, will comply in all material respects, with Canadian Securities Laws. The Canadian Preliminary Prospectus, as of its date, did not and the Canadian Prospectus will not, contain a misrepresentation, as defined under Canadian Securities Laws. The Canadian Preliminary Prospectus as of its date did, and the Canadian Prospectus will, contain full, true and plain disclosure of all material facts relating to the Offered Shares and to the Corporation. The representations and warranties set forth in the two immediately preceding sentences do not apply to statements in or omissions from the Canadian Preliminary Prospectus or the Canadian Prospectus made in reliance upon and in conformity with information relating to the Underwriters furnished to the Corporation in writing by or on behalf of the Underwriters, through the Co-Lead Underwriters, expressly for use therein, it being understood and agreed that the only such information furnished by the Underwriters consists of the Underwriter Information. The U.S. Preliminary Prospectus, at the time first filed in accordance with General Instruction II.L. of Form F-10, conformed in all material respects to the Canadian Preliminary Prospectus, and the U.S. Prospectus will conform in all material respects to the Canadian Prospectus, except for such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations. The Corporation has delivered to the Underwriters one complete copy of each of the Canadian Base Prospectus and the Registration Statement and a copy of each consent of experts filed as a part thereof, and conformed copies of the Canadian Base Prospectus, the Registration Statement (without exhibits) and the Canadian Preliminary Prospectus and the Time of Sale Prospectus, in such quantities and at such places as the Underwriters have reasonably requested.
(2)	Each part of the Registration Statement, when such Registration Statement became effective, the U.S. Preliminary Prospectus, as of its date, and the U.S. Prospectus, as of its date and as of the Closing Date, conformed in all material respects or will conform in all material respects with the requirements of the Rules and Regulations; each part of the Registration Statement, when such Registration Statement became effective, did not and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; the Time of Sale Prospectus, as of the Applicable Time did not,

as of the date hereof does not, and at the time of each sale of the Offered Shares in connection with the Offering when the U.S. Prospectus is not yet available to prospective purchasers, the Time of Sale Prospectus, as then amended or supplemented by the Corporation, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; and the U.S. Prospectus, as of its date and as of the Closing Date, did not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; except that the foregoing shall not apply to statements or omissions in any such document made in reliance upon and in conformity with information relating to the Underwriters furnished in writing to the Corporation by the Underwriters, specifically for inclusion in the Registration Statement, the U.S. Prospectus or the Time of Sale Prospectus, it being understood and agreed that the only such information furnished by the Underwriters consists of the Underwriter Information.

(3)	The Corporation is a corporation existing under the laws of British Columbia and is registered or licensed to carry on business under the laws of all jurisdictions in which its business is carried on, except where any failure to be so registered or licensed would not, individually or in the aggregate, have a Material Adverse Effect.
(4)	The Corporation has the requisite corporate power, authority and capacity to enter into and deliver this Agreement and to perform its obligations hereunder, and the Corporation has the requisite corporate power, authority and capacity to own, lease and operate its property and assets and to carry on its business as currently carried on or as disclosed in the Offering Documents as currently proposed to be carried on and neither the Corporation, nor, to the knowledge of the Corporation, any other person, has taken any steps or proceedings, voluntary or otherwise, requiring or authorizing the Corporation’s dissolution or winding up.
(5)	The Corporation has the requisite corporate power, authority and capacity to execute and deliver the Offering Documents and, if applicable, will have the necessary corporate power, authority and capacity to execute and deliver any amendment to the Offering Documents prior to the filing thereof, and all necessary corporate action has been taken by the Corporation to authorize the execution and delivery by it of the Offering Documents and the filing thereof, as the case may be, in each of the Qualifying Jurisdictions under Canadian Securities Laws or with the SEC under the U.S. Securities Act, as applicable.
(6)	The Corporation has authorized share capital consisting of an unlimited number of Common Shares, of which 116,168,363 Common Shares are issued and outstanding as of the date hereof, and an unlimited number of preferred shares, of which none are outstanding as of the date hereof. Other than currently outstanding options to acquire 3,962,769 Common Shares and share units to acquire 2,493,739 Common Shares, as of the date hereof, no person has any agreement or option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option, for the purchase from the Corporation of any unissued securities of the Corporation, except as disclosed to the Lead Underwriters or in the Offering Documents. The issuances of all outstanding options, warrants and convertible debentures have been recorded on the Financial Statements in accordance with IFRS and no such grants involved any “back dating”, “forward dating”, “spring loading” or similar practices.
(7)	Other than the Subsidiaries or as disclosed to the Underwriters, the Corporation has no direct or indirect subsidiaries, nor does it own or control any equity security of any other person or any agreement, option or commitment to acquire any such equity security.
(8)	The Corporation is the direct or indirect registered and beneficial owner of all of the issued and outstanding shares and other voting securities of each Subsidiary, free and clear of all encumbrances, liens, mortgages, hypothecations, security interests, charges or adverse interests whatsoever, and no person, firm, corporation or entity has any agreement, option, right or privilege

(whether pre-emptive or contractual) capable of becoming an agreement or option, for the purchase from the Corporation or any Subsidiary of any of the shares or other securities of any Subsidiary.

(9)	Each Subsidiary is a corporation incorporated, amalgamated, continued or organized and validly existing under the laws of its jurisdiction of incorporation, amalgamation, continuation or organization and has all requisite power, capacity and authority to carry on its business as now conducted in each of the jurisdictions it carries on business and to own, lease or operate its assets and properties and none of the Subsidiaries nor, to the knowledge of the Corporation, any other person, has taken any steps or proceedings, voluntary or otherwise, requiring or authorizing such Subsidiaries’ dissolution or winding up;
(10)	Each of the Corporation and the Subsidiaries has been conducting its business in compliance in all material respects with all applicable laws of each jurisdiction in which it carries on such business and has not received a notice of material noncompliance, and, to the knowledge of the Corporation, there are no facts that would reasonably be expected to give rise to a notice of material non-compliance with any such applicable laws.
(11)	As of March 31, 2021, the Corporation’s existing outstanding indebtedness is comprised of the Corporation’s long-term debt of $10,000,000, deferred payment liability of $628,750 (US$500,000) and a vendor-take-back loan with a face value of $5,750,000, and the Corporation has no other material secured or unsecured indebtedness or secured or unsecured debt securities outstanding except for trade and other ordinary course payables as well as litigation or similar claims. Except as disclosed in the Offering Documents or herein, neither the Corporation nor any of its Subsidiaries has outstanding any debentures, notes or mortgages that is or will be material to the Corporation and its subsidiaries taken as a whole.
(12)	(i) immediately following the Closing, all of the issued and outstanding Offered Shares, upon payment therefor, will have been duly and validly authorized and issued, and will be fully paid and non-assessable Common Shares of the Corporation; and (ii) none of the Firm Shares will be issued in violation of or subject to the pre-emptive rights, contractual rights or similar rights of any securityholder of the Corporation or of any other person.
(13)	Since March 31, 2021, except as set out in the public disclosure record of the Corporation or Offering Documents: (i) there has been no Material Adverse Effect (actual, anticipated, contemplated or threatened, financial or otherwise); (ii) there have been no transactions entered into by the Corporation or any of its Subsidiaries which are material with respect to the Corporation and its Subsidiaries taken as a whole, or with respect to the Corporation’s Business, in each case, other than those disclosed in the Offering Documents and those in the ordinary course of business; and (iii) there has been no dividend or distribution of any kind declared, paid or made by the Corporation on the Common Shares or any class of its equity securities.
(14)	The Financial Statements incorporated by reference in the Offering Documents have been prepared in conformity with IFRS, as issued by the International Accounting Standards Board, applied on a consistent basis throughout the periods involved and present fairly in all material respects the financial position, changes in shareholders’ equity, results of operations and cash flows of the Corporation as at the dates of and for the periods referred to in such statements. There has been no material change in the Corporation’s accounting policies since March 31, 2021. There are no off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of the Corporations or any of its Subsidiaries with unconsolidated entities or other persons which are not reflected in the Financial Statements and that may have a material current or future effect on the financial condition, results of operations, earnings, cash flow, liquidity, capital expenditures, capital resources, or significant components of revenues or expenses of the Corporation or that would reasonably be expected to be material to an investor in making a decision to purchase the Offered Shares.

(15)	The carve-out financial statements and related notes of Omnia incorporated by reference in the Offering Documents (the “Omnia Financial Statements”) have been prepared in conformity with IFRS, as issued by the International Accounting Standards Board, applied on a consistent basis throughout the periods involved and present fairly in all material respects the financial position, changes in shareholders’ equity, results of operations and cash flows of Omnia as at the dates of and for the periods referred to in such statements. There are no off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of Omnia or any of its subsidiaries with unconsolidated entities or other persons which are not reflected in the Omnia Financial Statements and that may have a material current or future effect on the financial condition, results of operations, earnings, cash flow, liquidity, capital expenditures, capital resources, or significant components of revenues or expenses of Omnia or that would reasonably be expected to be material to an investor in making a decision to purchase the Offered Shares.
(16)	The unaudited pro forma consolidated financial statements of the Corporation and the related notes thereto contained or incorporated by reference in the business acquisition report of the Corporation dated September 16, 2020 relating to its acquisition of Omnia that is incorporated by reference in the Offering Documents fairly present in all material respects in accordance with IFRS, consistently applied, the pro forma consolidated financial position, statements of loss and comprehensive loss of the Corporation as at the dates and for the periods indicated after giving effect to the transactions and assumptions described in the related notes thereto. Such unaudited pro forma condensed consolidated financial statements have been prepared in accordance with Canadian Securities Laws and the assumptions used in the preparation thereof are reasonable and the adjustments used therein are appropriate to give effect to the transactions and assumptions referred to therein.
(17)	None of the Corporation or any of its Subsidiaries has incurred any liabilities or obligations that continue to be outstanding except (i) as set forth in the Financial Statements or as otherwise disclosed or contemplated in the Offering Documents, or (ii) which do not, individually or in the aggregate, have a Material Adverse Effect and were incurred in the ordinary course of business of the Corporation and its Subsidiaries since March 31, 2021.
(18)	Except as disclosed in the Offering Documents, no acquisition has been made by the Corporation since December 31, 2021 that would be a significant acquisition for the purposes of Canadian Securities Laws, and no proposed acquisition by the Corporation has progressed to a state where a reasonable person would believe that the likelihood of the Corporation completing the acquisition is high and that, if completed by the Corporation at the date of the Offering Documents, would be a significant acquisition for the purposes of Canadian Securities Laws, in each case, that would require the prescribed disclosure in the Offering Documents pursuant to such laws.
(19)	The Corporation maintains a system of internal control over financial reporting within the meaning of such terms under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings and Rule 13a-15 under the U.S. Exchange Act that is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Corporation’s internal control over financial reporting is effective and the Corporation is not aware of any material weaknesses in its internal control over financial reporting. Since March 31, 2021, there has been no change in the Corporation’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Corporation’s internal control over financial reporting.
(20)	No director or officer, former director or officer, or shareholder or employee of, or any other person not dealing at arm’s length with, any of the Corporation or its Subsidiaries is to be engaged in any transaction or arrangement with or to be a party to a contract with, or has any indebtedness, liability or obligation to, the Corporation or its Subsidiaries, except as disclosed in the Offering Documents or for employment or consulting arrangements with employees or consultants or those serving as a director or officer of the Corporation or its Subsidiaries as described in the Offering Documents, or except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

(21)	Except as disclosed in the Offering Documents, (i) the Corporation is not in breach or violation of; and (ii) the execution and delivery by the Corporation of this Agreement and the performance by the Corporation of its obligations hereunder do not and will not result in any breach or violation of, or be in conflict with, or constitute, or create a state of facts which, after notice or lapse of time, or both, would constitute a default under: (A) any term or provision of the constating documents or by-laws of the Corporation, (B) any resolution of the directors or shareholders of the Corporation, or (C) except as would not, individually or in the aggregate, have a Material Adverse Effect, any material contract, mortgage, hypothec, note, indenture, deed of trust, joint venture or partnership arrangement, agreement (written or oral), instrument, lease, judgment, decree, order, statute, rule, licence or regulation applicable to the Corporation, and, except as would not have a Material Adverse Effect, will not give rise to any Lien in or with respect to the properties or assets now owned or hereafter acquired by the Corporation or the acceleration of or the maturity of any debt under any indenture, mortgage, hypothec, note, deed of trust, lease, agreement or instrument binding or affecting the Corporation or any of the Corporation’s properties or assets.
(22)	No approval, authorization, consent or other order of, and no filing, registration or recording with, any Governmental Authority or other person is required of the Corporation in connection with the execution and delivery of this Agreement or the performance by the Corporation of its obligations hereunder, except: (i) as disclosed in the Offering Documents, (ii) as has been or will have been obtained on or prior to the Closing Date and are in full force and effect, (iii) as required by Canadian Securities Laws with regard to the distribution of the Offered Shares in the Qualifying Jurisdictions, (iv) as required by U.S. Securities Laws with regard to the distribution of the Offered Shares in the United States or (v) where the failure to obtain or make, as the case may be, such approval, authorization, consent, order, filing, registration or recording would not, individually or in the aggregate, have a Material Adverse Effect.
(23)	Except as disclosed in the Offering Documents, the Corporation has no actual knowledge of any applicable law or regulation or governmental position, or any announced or pending change thereto, or announced or pending new law or regulation or governmental position that, in any of these cases, would, individually or in the aggregate, have a Material Adverse Effect.
(24)	This Agreement and the performance by the Corporation of its obligations hereunder (including the execution of the Offering Documents and the filing of each of them with the Canadian Securities Commissions or the SEC, as applicable), have been duly authorized by all necessary corporate action, and this Agreement has been duly authorized, executed and delivered by the Corporation and constitutes a legal, valid and binding obligation of the Corporation, enforceable against the Corporation in accordance with its terms, except as enforcement hereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally and by the application of equitable principles when equitable remedies are sought and subject to the fact that rights of indemnity and contribution may be limited by applicable law.
(25)	Except as disclosed in the Offering Documents: (i) to the knowledge of the Corporation, there are no shareholders’ agreements, voting agreements, investors’ rights agreements or other agreements in force or effect which in any manner affects or will affect the voting or control of any of the securities of the Corporation or the operations or affairs of the Corporation, and (ii) there are no persons with registration rights or other similar rights to have any securities of the Corporation registered or qualified for distribution pursuant to any Applicable Securities Laws or the laws, rules or regulations of any other country.
(26)	To the knowledge of the Corporation, no securities commission, securities regulator, stock exchange or comparable authority has issued any order: (i) requiring trading in any of the Corporation’s securities to cease, (ii) preventing or suspending the use of the Offering Documents, or (iii) preventing the distribution of the Offered Shares in any Offering Jurisdiction, or any other jurisdiction, nor in each case has instituted proceedings for that purpose and, to the knowledge of the Corporation, no such proceedings are pending or contemplated.

(27)	The Corporation is a reporting issuer in each of the Qualifying Jurisdictions, is not in default in any material respect of any requirement under the applicable Canadian Securities Laws contained and is not on the list of defaulting issuers maintained by the Canadian Securities Commissions.
(28)	The Common Shares are listed on the TSX, NASDAQ and Frankfurt Stock Exchange (the “FSE”). The Corporation is in compliance in all material respects with the rules and policies of, the TSX and NASDAQ and the Corporation has not knowingly breached the rules and polices of the FSE. The Corporation is not subject to regulation by any other stock exchange. No delisting, suspension of trading or cease trade or other order or restriction with respect to any securities of the Corporation is in effect, or to the knowledge of the Corporation, pending or have been threatened and the Corporation is not subject to any review, enquiry, investigation or other proceeding relating to any such order or restriction.
(29)	The Corporation is not required and, after giving effect to the Offering and the application of the net proceeds thereof as described in the Offering Documents under the heading "Use of Proceeds," will not be required to be registered as an investment company under the United States Investment Company Act of 1940, as amended.
(30)	None of the Subsidiaries are subject to any continuous or periodic, or other disclosure requirements, under any securities laws in any jurisdiction.
(31)	Computershare Investor Services Inc. at its principal offices in the city of Vancouver, British Columbia, has been duly appointed as registrar and transfer agent for the Common Shares, and Computershare Trust Company N.A. at its principal office in Canton, Massachusetts is the duly appointed U.S. co-transfer agent of the Corporation with respect to its Common Shares.
(32)	The provisions of the Offered Shares conform, in all material respects, with the description thereof contained in the Offering Documents under the headings “Description of Common Shares”.
(33)	Except as disclosed in the Financial Statements, the Offering Documents, there is no litigation or governmental or other proceeding or investigation at law or in equity before any Governmental Authority, domestic or foreign, in progress, or, to the Corporation’s knowledge, pending or threatened (and the Corporation does not know of any basis therefor) against, or involving the assets, properties or business of, the Corporation or any of its Subsidiaries, nor are there any matters under discussion with any Governmental Authority relating to taxes, governmental charges, orders or assessments asserted by any such authority, and to the Corporation’s knowledge, except as disclosed in the Offering Documents, there are no facts or circumstances which would reasonably be expected to form the basis for any such litigation, governmental or other proceeding or investigation, taxes, governmental charges, orders or assessments, which (i) in each case, if determined adversely to the Corporation or any of its Subsidiaries, would, individually or in the aggregate, have a Material Adverse Effect, (ii) questions the validity of the issuance, sale or delivery of the Offered Shares, or (iii) questions the validity of any other action taken or to be taken by the Corporation or any of its Subsidiaries in connection with this Agreement, the invalidity of which action would, individually or in the aggregate, have a Material Adverse Effect. Except as disclosed in the Offering Documents, there is no litigation or governmental or other proceeding or investigation at law or in equity before any Governmental Entity, domestic or foreign, in progress or pending against the Corporation which would be reasonably likely to be prejudicial to the interests of holders of Offered Shares.
(34)	To the knowledge of the Corporation, KPMG LLP is independent with respect to the Corporation and its Subsidiaries within the meaning of the rules of professional conduct applicable to auditors in the Province of Ontario and are independent registered public accountants as required by the U.S. Securities Act, the U.S. Exchange Act and by the rules of the Public Company Accounting Oversight Board; and there has not been any reportable event (within the meaning of NI 51-102) with such firm or any other prior auditor of the Corporation or any of its Subsidiaries. MNP LLP, the accountants who reported on and certified the Corporation’s audited consolidated financial statements as at and for the year ended December 31, 2019 were, at all relevant times, independent with respect to the Corporation and its Subsidiaries within the meaning of the rules of professional conduct applicable to auditors in the Province of Ontario and are independent registered public accountants as required by the U.S. Securities Act, the U.S. Exchange Act and by the rules of the Public Company Accounting Oversight Board.

(35)	To the knowledge of the Corporation, PricewaterhouseCoopers LLP, who have certified and expressed their opinion with respect to the audited carve-out financial statements of New Omnia Media Gaming Corporation incorporated by reference in the Offering Documents, were at the time such opinion was issued independent with respect to Omnia and its subsidiaries within the meaning of the rules of professional conduct applicable to auditors in the Province of Ontario; and there has not been any reportable event (within the meaning of NI 51-102) between Omnia and such firm or any other prior auditor of Omnia.
(36)	Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect: (i) all tax returns required to be filed by the Corporation and its Subsidiaries on or prior to the date hereof have been filed and completely report all income and other amounts and information required to be reported thereon; (ii) all taxes and other assessments of a similar nature (whether imposed directly or through withholding), including any interest, additions to tax or penalties applicable thereto of the Corporation or any of its Subsidiaries, due or claimed to be due by any taxing authority have been paid by the Corporation or its Subsidiaries, as applicable, whether or not assessed by the appropriate taxing authority, other than non-material amounts or those being contested in good faith and for which adequate reserves have been provided; (iii) none of the Corporation or any of its Subsidiaries is a party to any agreement, waiver or arrangement with any taxing authority which relates to any extension of time with respect to the filing of any tax returns, elections, designations or similar filings relating to taxes, any payment of taxes or any assessment or collection thereof; (iv) the Corporation and each of its Subsidiaries has timely collected all amounts on account of sales or transfer taxes required by law to be collected by it and has timely remitted to the appropriate taxing authority any such amounts required to be remitted by it; (v) there is no tax deficiency which has been asserted against the Corporation or any of its Subsidiaries; (vi) all material tax liabilities of the Corporation and its Subsidiaries are adequately provided for in accordance with IFRS within the Financial Statements for all periods up to March 31, 2021; (vii) there are no audits or investigations in progress, pending or, to the knowledge of the Corporation, threatened, against the Corporation or any of its Subsidiaries in respect of taxes; and (viii) there are no Liens for taxes upon the assets of the Corporation or any of its Subsidiaries.
(37)	The Corporation is duly qualified and holds all material permits, licences, registrations, permits, qualifications, consents and authorizations necessary or required to carry on the Corporation’s Business as now conducted and to own, lease or operate its assets and properties of every kind, nature, character and description (whether real, personal or mixed, tangible or intangible, choate or inchoate, absolute, accrued, contingent, fixed or otherwise, and, in each case, wherever situated), including the goodwill related thereto, operated, owned or leased by or in the possession of the Corporation, except where the failure to obtain any permits, licences, registrations, permits, qualifications, consents and authorizations would not have a Material Adverse Effect, and all such permits, licences, registrations, permits, qualifications, consents and authorizations are in full force and effect in accordance with their terms except where the failure to so maintain permits, licences, registrations, permits, qualifications, consents and authorizations would not have a Material Adverse Effect.
(38)	Except as described in the Offering Documents or for such matters as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) the Corporation and each of its Subsidiaries is in compliance with the provisions of all applicable federal, provincial, state, local and foreign laws and regulations respecting employment and employment practices, terms and conditions of employment and wages and hours (collectively, “Employment Laws”); (ii) no collective labour dispute, grievance, arbitration or legal proceeding is ongoing, pending or, to the knowledge of the Corporation, threatened, and no individual labour dispute, grievance, arbitration or legal proceeding is ongoing, pending or, to the knowledge of the Corporation, threatened, with any employee of the Corporation or any of its Subsidiaries and, to the knowledge of the Corporation, none has occurred during the past year; and (iii) no union has been accredited or otherwise designated to represent any employees of the Corporation or any of its Subsidiaries and, to the knowledge of the Corporation, no accreditation request or other representation question is pending with respect to the employees of the Corporation, or any of its Subsidiaries and no collective agreement or collective bargaining agreement or modification thereof has expired or is in effect in any of the facilities of the Corporation or any of its Subsidiaries and none is currently being negotiated by the Corporation or any of its Subsidiaries.

(39)	Except as described in the Offering Documents or for such matters as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) neither the Corporation nor any of its Subsidiaries is in default or breach of any material contract to which it is a party or by which it is bound, and (ii) no event has occurred which, with notice or lapse of time or both, would constitute such a default or breach and to the knowledge of the Corporation, no such notice or other communication is pending or has been threatened.
(40)	Except as described in the Offering Documents or for such matters as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Corporation and its Subsidiaries have maintained such policies of insurance issued by responsible insurers as are appropriate to the Corporation’s operations, property and assets in such amounts and against such risks as are customarily carried and insured against by owners of comparable businesses, properties and assets and all such policies of insurance continue to be in full force and effect; neither the Corporation nor any of its Subsidiaries is in default as to the payment of premiums or otherwise, under the terms of any such policy; and neither the Corporation nor any of its Subsidiaries has received any notice of the non-renewal of any such policy, or of any reservation of claims pursuant to any such policy.
(41)	With respect to each premises which is material to the Corporation’s Business and which the Corporation and its subsidiaries occupy as tenant (the “Leased Premises”), if any, the Corporation and its Subsidiaries have the exclusive right to occupy and use the Leased Premises and each of the leases pursuant to which the Corporation and its Subsidiaries occupy the Leased Premises is in good standing and in full force and effect in all material respects.
(42)	Except as described in the Offering Documents or for such matters as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, there are no outstanding judgments, writs of execution, seizures, injunctions or directives against, nor any work orders or directives or notices of deficiency capable of resulting in work orders or directives with respect to any of the facilities to be directly or indirectly owned or operated by the Corporation or any of its Subsidiaries.
(43)	Except for such matters as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect:
(a)	presently and immediately following the Closing, the Corporation or its Subsidiaries owns and will own all proprietary rights provided in law and at equity in, or has or will have obtained valid and enforceable licenses or other rights to use, the patents, patent applications, inventions, copyrights, industrial designs, software, trade secrets, concepts, know how (including trade secrets and other proprietary or confidential information), trade- marks (both registered and unregistered), trade names or any other intellectual property rights (collectively, “Intellectual Property”) which are necessary or are used for the conduct of the Corporation’s Business, free and clear of any Liens or other adverse claims or interests of any kind or nature affecting the assets of the Corporation’s Business; and
(b)	(A) to the extent any Intellectual Property owned by the Corporation or one of its Subsidiaries has been created in whole or in part by current or past employees, consultants or independent contractors, any rights therein of such persons will have been irrevocably assigned in writing to the Corporation or one of its Subsidiaries, as applicable, and such persons will have waived all moral rights in such person’s contribution to such Intellectual Property or component thereof; (B) to the knowledge of the Corporation, no third parties have any claim of adverse ownership or other opposition to any Intellectual Property owned by or licensed to the Corporation or its Subsidiaries or rights in the subject matter of such Intellectual Property; (C) to the knowledge of the Corporation, there is no infringement by third parties of any Intellectual Property owned by or licensed to the Corporation or its Subsidiaries; (D) to the knowledge of the Corporation, there is no action, suit, proceeding or claim pending or threatened, by others challenging the Corporation’s or its Subsidiaries’ rights in or to any Intellectual Property owned by the Corporation or any of its Subsidiaries or the validity of any Intellectual Property owned by or licensed to the Corporation and its Subsidiaries, and the Corporation is unaware of any other fact which could form a reasonable basis for any such action, suit, proceeding or claim; (E) to the knowledge of the Corporation, there is no action, suit, proceeding or claim pending or threatened, by others that the Corporation or any of its Subsidiaries infringes or otherwise violates any Intellectual Property of others; and (F) the Corporation and its Subsidiaries have implemented and maintained commercially reasonable measures to protect and maintain the confidentiality of all trade secrets and other confidential proprietary information forming part of or in relation to the Intellectual Property owned or licensed by the Corporation and its Subsidiaries;

(44)	The minute books and corporate records of the Corporation and its Subsidiaries made available to the Underwriters and their counsel in connection with the Underwriters’ due diligence investigations are the original minute books and records or true and complete copies thereof and contain copies of all proceedings of the shareholders, the boards of directors and all committees of the boards of directors of each of such persons, that have been minuted or resolved since December 31, 2019 and there have been no other meetings, resolutions or proceedings of the shareholders, boards of directors or any committee thereof to the date of review of such corporate records and minute books not reflected in such minute books and other corporate records, other than those which are not material in the context of such entities, as applicable.
(45)	(i) Neither the Corporation nor any of the Subsidiaries, nor to the knowledge of the Corporation, any director, officer, agent, employee, affiliate or other person acting on behalf of the Corporation has, directly or indirectly, (a) made or authorized any contribution, payment or gift of funds or property of the Corporation or the Subsidiaries or other unlawful expense relating to political activity to any official, employee or agent of any governmental agency, authority or instrumentality of any jurisdiction, or (b) made any direct or indirect contribution from corporate funds to any candidate for public office, in either case, where either the payment or the purpose of such contribution, payment or gift was, is, or would be prohibited under the Canada Corruption of Foreign Public Officials Act (Canada), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) or the United States Foreign Corrupt Practices Act of 1977, as amended, or Title 18 United States Code Section 1956 and 1957 (US) or the rules and regulations promulgated thereunder or under any other legislation of any relevant jurisdiction covering a similar subject matter applicable to the Corporation or the Subsidiaries and their respective operations and the Corporation and the Subsidiaries have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance with such legislation; and (ii) the operations of the Corporation and the Subsidiaries are and have been conducted at all times in compliance with such legislation and no suit, action or proceeding by or before any governmental authority or any arbitrator involving the Corporation or any Subsidiary with respect to such legislation is in progress, or to the knowledge of the Corporation, pending or threatened.
(46)	Neither the Corporation nor any of the Subsidiaries, nor any director or officer of the Corporation or the Subsidiaries, nor, to the knowledge of the Corporation, any agent, employee or representative of the Corporation or the Subsidiaries, affiliate or other person acting on behalf of the Corporation or the Subsidiaries is currently the subject or target of any sanctions administered or enforced by the U.S. government (including, without limitation, the Office of Foreign Assets Control of the U.S. Treasury Department or the U.S. Department of State and including, without limitation, the designation as a “specially designated national” or “blocked person”), the United Nations Security Council, the European Union, Her Majesty’s Treasury or other relevant sanctions authority (collectively, “Sanctions”), nor is the Corporation or any of the Subsidiaries located, organized or resident in a country or territory that is the subject or target of Sanctions, including, without limitation, Cuba, Iran, North Korea, the Crimean region, Sudan and Syria (each, a “Sanctioned Country”); and the Corporation will not directly or indirectly use the proceeds of the offering of the Offered Shares hereunder, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other person or entity (i) to fund or facilitate any activities of or business with any person that, at the time of such funding or facilitation, is the subject or target of Sanctions, (ii) to fund or facilitate any activities of or business in any Sanctioned Country or (iii) in any other manner that will result in a violation by any person (including any person participating in the transaction, whether as underwriter, advisor, investor or otherwise) of Sanctions. For the past five years, the Corporation and the Subsidiaries have not knowingly engaged in, are not now knowingly engaged in, and will not engage in, any dealings or transactions with any person that at the time of the dealing or transaction is or was the subject or target of Sanctions or with any Sanctioned Country.

(47)	(i)(x) Except as disclosed in the Offering Documents, there has been no material security breach or other compromise of or relating to any of the Corporation’s information technology and computer systems, networks, hardware, software, data (including the data of its customers, employees, suppliers, vendors and any third party data maintained by or on behalf of it), equipment or technology (collectively, “IT Systems and Data”) and (y) the Corporation has not been notified of, and has no knowledge of any event or condition that would reasonably be expected to result in, any security breach or other compromise to its IT Systems and Data; (ii) the Corporation is presently in compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification, except as would not, in the case of this clause (ii), individually or in the aggregate, have a Material Adverse Effect; (iii) the Corporation has implemented and maintained commercially reasonable safeguards to maintain and protect their material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and Data; and (iv) the Corporation has implemented backup and disaster recovery technology consistent with industry standards and practices.
(48)	The Corporation and each of its Subsidiaries have neither taken, nor will take, any action which constitutes stabilization or manipulation of the price of any security of the Corporation to facilitate the sale or resale of the Offered Shares, other than as provided for in the Prospectus with respect to the Over-Allotment Option.
(49)	Other than as contemplated by this Agreement and in the Offering Documents, and except as disclosed in writing to the Underwriters, there is no person acting at the request of the Corporation who is entitled to any brokerage or agency fee in connection with the sale of the Firm Shares.
(50)	The Corporation is in compliance in all material respects with its continuous and timely disclosure obligations under Applicable Securities Laws and the rules and regulations of the TSX and NASDAQ and has filed all documents required to be filed by it with the Canadian Securities Commissions under applicable Canadian Securities Laws, and no document has been filed on a confidential basis with the Canadian Securities Commissions that remains confidential at the date hereof. None of the documents filed in accordance with applicable Canadian Securities Laws contained, as at the date of filing thereof, a misrepresentation.

(51)	The Corporation maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the U.S. Exchange Act and Canadian Securities Laws) that comply with the requirements of the U.S. Exchange Act and Canadian Securities Laws; such disclosure controls and procedures have been designed to ensure that material information relating to the Corporation is communicated to the Corporation’s management, including its principal executive officer and principal financial officer, or persons performing similar functions as appropriate to allow timely decisions regarding required disclosure by others within those entities; such disclosure controls and procedures are effective.
(52)	The Corporation is, and upon completion of the transactions described herein, will be, a “foreign private issuer” within the meaning of Rule 3b-4 under the U.S. Exchange Act.
(53)	Any free writing prospectus that the Corporation is required to file pursuant to Rule 433(d) under the U.S. Securities Act has been, or will be, filed with the SEC in accordance with the requirements of the U.S. Securities Act and the Rules and Regulations. Each free writing prospectus that the Corporation has filed, or is required to file, pursuant to Rule 433(d) under the U.S. Securities Act or that was prepared by or on behalf of or used or referred to by the Corporation complies or will comply in all material respects with the requirements of the U.S. Securities Act and the Rules and Regulations. Except for the free writing prospectuses, if any, identified in Schedule II or III hereto, and electronic road shows, if any, each furnished to you before first use, the Corporation has not prepared, used or referred to, and will not, without your prior consent, prepare, use or refer to, any free writing prospectus.
(54)	There is and has been no failure on the part of the Corporation or any of its directors or officers, in their capacities as such, to comply with any applicable provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith, including, without limitation, Section 402 related to loans, except as any such failure could not reasonably be expected to have a Material Adverse Effect.
(55)	Subsequent to the respective dates as of which information is given in the Offering Documents, except as disclosed in the Offering Documents, (i) the Corporation has not declared or paid any dividends, or made any other distribution of any kind, on or in respect of its share capital, (ii) there has not been any material change in the share capital or long-term or short-term debt of the Corporation and the Subsidiaries taken as a whole, (iii) neither the Corporation nor any Subsidiary has sustained any material loss or interference with its business or properties from fire, explosion, flood, hurricane, accident or other calamity, whether or not covered by insurance, or from any labor dispute or any legal or governmental proceeding, in any such case that is material to the Corporation and the Subsidiaries taken as a whole, and (iv) there has not been any material adverse change or any development involving a prospective material adverse change, whether or not arising from transactions in the ordinary course of business, in or affecting the business, general affairs, management, condition (financial or otherwise), results of operations, shareholders’ equity, properties or prospects of the Corporation and the Subsidiaries, taken as a whole (each a “Material Adverse Change”); since the date of the latest balance sheet included, or incorporated by reference, in the Offering Documents, neither the Corporation nor any Subsidiary has incurred or undertaken any liabilities or obligations, whether direct or indirect, liquidated or contingent, matured or unmatured, or entered into any transactions, including any acquisition or disposition of any business or asset, which are material to the Corporation and the Subsidiaries, taken as a whole, except for liabilities, obligations and transactions which are disclosed in the Offering Documents.
Section 8	Representations and Warranties of the Selling Shareholder

The Selling Shareholder represents and warrants to the Underwriters, and acknowledges that the Underwriters are relying upon such representations and warranties in purchasing the Additional Secondary Shares that:

(1)	the Selling Shareholder is a corporation existing under the laws of Canada and has all requisite power, capacity and authority to carry on its business as currently conducted and to own, lease and operate its property and assets and to execute, deliver and perform its obligations hereunder;
(2)	all consents, approvals, authorizations and orders necessary for the execution and delivery by the Selling Shareholder of this Agreement, and for the sale and delivery of the Additional Secondary Shares, have been obtained, and the Selling Shareholder has full right, power and authority to enter into this Agreement and to sell, assign, transfer and deliver the Additional Secondary Shares;
(3)	the sale of the Additional Secondary Shares, and the execution and delivery by the Selling Shareholder of this Agreement and the performance by the Selling Shareholder of its obligations hereunder do not and will not result in any breach or violation of, or be in conflict with, or constitute, or create a state of facts which, after notice or lapse of time, or both, would constitute a default under: (A) any term or provision of the constating documents or by-laws of the Selling Shareholder; (B) any resolution of the directors or shareholders of the Selling Shareholder; (C) except for such breaches, violations, conflicts or defaults that do not or would not, individually or in the aggregate, preclude the Selling Shareholder from complying with its obligations under this Agreement, any material contract, mortgage, hypothec, note, indenture, deed of trust, joint venture or partnership arrangement, agreement (written or oral), instrument, lease, judgment, decree, order, statute, rule, licence or regulation applicable to the Selling Shareholder;
(4)	there is no action, suit, investigation or proceeding, at law or in equity, by any Person, nor any arbitration, administrative or other proceeding by or before any governmental authority pending or, to its knowledge, threatened against or affecting the Selling Shareholder which invalidates the sale and delivery of the Additional Secondary Shares or the validity of any action taken or to be taken by the Selling Shareholder pursuant to or in connection with this Agreement;
(5)	the Selling Shareholder has good and valid title to the Additional Secondary Shares, free and clear of all mortgages, Liens, charges, pledges, security interests, encumbrances, claims and demands or rights of any other person whatsoever, except for Liens, charges, pledges, security interests or other rights which will be discharged at or prior to Closing. Upon Closing, the Selling Shareholder will transfer to the Underwriters good and marketable title to the Additional Secondary Shares free and clear of all mortgages, Liens, charges, pledges, security interests, encumbrances, claims and demands or rights of any other person whatsoever;
(6)	no Person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the purchase of any Additional Secondary Shares held by such Selling Shareholder;
(7)	this Agreement and the performance by the Selling Shareholder of its obligations hereunder (including the sale of the Additional Secondary Shares), have been duly authorized by all necessary corporate action, and this Agreement has been duly authorized, executed and delivered by the Selling Shareholder and constitutes a legal, valid and binding obligation of the Selling Shareholder, enforceable against the Selling Shareholder in accordance with its terms, except as enforcement hereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally and by the application of equitable principles when equitable remedies are sought and subject to the fact that rights of indemnity and contribution may be limited by applicable law;
(8)	the Selling Shareholder and each of its affiliates, have neither taken, nor will take, any action which constitutes stabilization or manipulation of the price of any security of the Corporation to facilitate the resale of the Additional Secondary Shares, other than as provided for in the Prospectuses with respect to the Over-Allotment Option;
(9)	in respect of any statements or omissions made in the Preliminary Prospectuses, the Prospectus and any Supplementary Materials in reliance upon and in conformity with written information furnished to the Corporation by the Selling Shareholder for inclusion therein, and excluding any Underwriters’ Information, such document did not contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein to make such statement not misleading;

(10)	the Selling Shareholder did not determine to dispose of the Additional Secondary Shares on the basis of any material, non-public information concerning the Corporation or any of its Subsidiaries that is required to be disclosed in the Preliminary Prospectuses, the Prospectuses or any Supplementary Materials;
(11)	the delivery by the Selling Shareholder to the Underwriters of the any Additional Secondary Shares in connection with the exercise of the Over-Allotment Option shall constitute a representation and warranty by the Selling Shareholder to the Underwriters that, as at their respective dates and dates of filing of the Preliminary Prospectuses, Prospectuses and Supplementary Materials, the Selling Shareholder Information contained in such documents is, as of the date of such information and statements, true and correct in all material respects and contains no misrepresentation;
(12)	(i) to the knowledge of the Selling Shareholder, neither the Selling Shareholder nor any affiliate of the Selling Shareholder has, directly or indirectly, (a) made or authorized any contribution, payment or gift of funds or property of the Selling Shareholder or its affiliates or other unlawful expense relating to political activity to any official, employee or agent of any governmental agency, authority or instrumentality of any jurisdiction, or (b) made any direct or indirect contribution from corporate funds to any candidate for public office, in either case, where either the payment or the purpose of such contribution, payment or gift was, is, or would be prohibited under the Canada Corruption of Foreign Public Officials Act (Canada), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) or the United States Foreign Corrupt Practices Act of 1977, as amended, or Title 18 United States Code Section 1956 and 1957 (US) or the rules and regulations promulgated thereunder or under any other legislation of any relevant jurisdiction covering a similar subject matter applicable to the Selling Shareholder or its affiliates and their respective operations, and the Selling Shareholder and its affiliates have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance with such legislation; and (ii) the operations of the Selling Shareholder and its affiliates are and have been conducted at all times in compliance with such legislation and no suit, action or proceeding by or before any governmental authority or any arbitrator involving the Selling Shareholder or any of its affiliates with respect to such legislation is in progress, or to the knowledge of the Selling Shareholder, pending or threatened; and
(13)	other than as contemplated by this Agreement and in the Prospectus, there is no person acting at the request of the Selling Shareholder who is entitled to any brokerage or agency fee in connection with the sale of the Additional Secondary Shares.
Section 9	Covenants of the Corporation
(1)	The Corporation covenants and agrees with the Underwriters that:
(a)	it will prepare the Canadian Prospectus and the U.S. Prospectus in a form approved by the Underwriters and (i) it will file the Canadian Prospectus with the Commission and each of the other Canadian Securities Commissions in accordance with the Canadian Shelf Procedures not later than the Commission’s close of business on the business day following the execution and delivery of this Agreement and (ii) it will file the U.S. Prospectus with the SEC pursuant to General Instruction II.L of Form F-10 under the U.S. Securities Act not later than the SEC’s close of business on the business day following the date of the execution and delivery of this Agreement; before amending or supplementing the Offering Documents, to furnish to the Underwriters a copy of each such proposed amendment or supplement and not to file any such proposed amendment or supplement to which the Underwriters reasonably object;

(b)	it will not to use or refer to any proposed free writing prospectus to which the Underwriters reasonably object;
(c)	it will not take any action that would result in an Underwriter or the Corporation being required to file with the SEC pursuant to Rule 433(d) under the U.S. Securities Act a free writing prospectus prepared by or on behalf of the Underwriter that the Underwriter otherwise would not have been required to file thereunder;

(d)	during the Distribution, it will advise the Underwriters, promptly after receiving notice or obtaining knowledge thereof, of:
(i)	the issuance by any Canadian Securities Commission or the SEC of any order suspending or preventing the use of any of the Offering Documents or any Issuer Free Writing Prospectus, including without limitation the issuance by the SEC of any stop order suspending the effectiveness of the Registration Statement, or, to the knowledge of the Corporation, the threatening of any such order;
(ii)	the issuance by any Canadian Securities Commission, the SEC, the TSX or NASDAQ of any order having the effect of ceasing or suspending the Distribution of the Common Shares or the trading in any securities of the Corporation, or of the institution or, to the knowledge of the Corporation, threatening of any proceeding for any such purpose; or
(iii)	any requests made by any Canadian Securities Commission or the SEC for amending or supplementing any of the Offering Documents or any Issuer Free Writing Prospectus or for additional information;

and the Corporation will use its commercially reasonable efforts to prevent the issuance of any order referred to in Section 9(1)(d)(i) or Section 9(1)(d)(ii) above and, if any such order is issued, use its commercially reasonable efforts to obtain the withdrawal thereof at the earliest possible time;

(e)	it will use its commercially reasonable efforts to obtain the conditional listing of the Treasury Shares on the TSX by the Closing Time, subject only to satisfaction by the Corporation of the conditions imposed by the TSX in the letter of the TSX granting conditional listing approval, and the Corporation will use its best efforts to have the Treasury Shares listed and admitted and authorized for trading on NASDAQ by the Closing Time;
(f)	as soon as practicable, but in any event not later than 18 months after the effective date of the Registration Statement (as defined in Rule 158(c) under the U.S. Securities Act), it will make generally available to its security holders and to the Underwriters an earnings statement or statements of the Corporation and its subsidiaries which will satisfy the provisions of Section 11(a) of the U.S. Securities Act and Rule 158 under the U.S. Securities Act; and
(g)	it will use the net proceeds from the Offering substantially as described in the Time of Sale Prospectus and the Prospectuses.
(2)	Prior to the completion of the Distribution of the Offered Shares, the Corporation will file all documents required to be filed with or furnished to the Canadian Securities Commissions and the SEC pursuant to Applicable Securities Laws in connection with such Distribution.
(3)	Except as contemplated by this Agreement, the Corporation will not, without the prior written consent of the Lead Underwriters (such consent not to be unreasonably withheld or delayed), on behalf of the Underwriters, directly or indirectly issue, offer, pledge, sell, contract to sell, contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer, lend or dispose of, directly or indirectly, any Common Shares or securities or other financial instruments convertible into or having the right to acquire Common Shares, or enter into any agreement or arrangement under which the Corporation would acquire or transfer to another, in whole or in part, any of the economic consequences of ownership of Common Shares, whether that agreement or arrangement may be settled by the delivery of Common Shares or other securities or cash, or agree to become bound to do so, or disclose to the public any intention to do so, during the period from the date hereof and ending 90 days following the Closing Date; provided that, notwithstanding the foregoing, the Corporation may, without the consent of the Lead Underwriters: (a) issue Common Shares or securities convertible or exercisable into or exchangeable for or which may be settled in Common Shares pursuant to an equity compensation plan in effect on the date hereof; (b) issue Common Shares issuable upon the exercise or settlement of options, warrants or other securities outstanding on the date hereof; (c) issue Common Shares as consideration in respect of an acquisition made in the normal course of business; (d) issue Common Shares in connection with obligations of the Corporation in respect of existing agreements; and (e) issue Common Shares in satisfaction of the exercise of call or put options contained in existing shareholders' agreements and similar agreements to which the Corporation or its subsidiaries are subject which are payable at the Corporation's option in any combination of Common Shares and cash, and enter into additional like shareholders’ agreements and similar agreements containing similar call or put options. In addition, the Corporation shall not, during the period from the date hereof and ending 90 days following the Closing Date, without the prior written consent of the Lead Underwriters (not to be unreasonably withheld) on behalf of the Underwriters, file a prospectus under Canadian Securities Laws or a registration statement under the U.S. Securities Act in connection with any transaction by the Corporation or any person that is prohibited pursuant to the first sentence of this Section 9(3), except pursuant to the Offering and for registration statements on Form S-8 relating to employee benefit plans.

Section 10	Survival of Representations, Warranties and Covenants

The representations, warranties and obligations of the Corporation, the Selling Shareholder and the Underwriters contained herein shall survive the purchase by the Underwriters of the Offered Shares and shall continue in full force and effect, notwithstanding any subsequent disposition by the Underwriters of the Offered Shares and the Underwriters shall be entitled to rely on the representations and warranties of the Corporation contained in this Agreement notwithstanding any investigation which the Underwriters may undertake or which may be undertaken on the Underwriters' behalf.

Section 11	Indemnification
(1)	The Corporation shall indemnify and save harmless each of the Underwriters and their respective affiliates, and their respective directors, officers, employees, agents and persons deemed to be in control of the Underwriters or any of their affiliates (collectively, the "Indemnified Parties" and individually an "Indemnified Party") from and against all losses, claims, expenses, damages and liabilities (including the reasonable fees and expenses of the Indemnified Parties' counsel that may be incurred in advising with respect to or defending such claim), joint or several, as they may be incurred, in any capacity under any statute or common law or otherwise insofar as such losses, claims, expenses, damages and liabilities as they may be incurred, relate to or arise in any action, suit, proceeding, investigation or claim relevant to the performance of professional services rendered to the Corporation by the Indemnified Parties or otherwise in connection with the matters referred to in this Agreement, including, whether performed before or after the execution of this Agreement by the Corporation without limitation, in any way caused by, or arising directly or indirectly from, or in consequence of:
(a)	(i) any information or statement contained in any Offering Document, which at the time and in light of the circumstances under which it was made contains or is alleged to contain a misrepresentation; (ii) any untrue statement or alleged untrue statement of a material fact contained in an Offering Document, in any Issuer Free Writing Prospectus filed or required to be filed pursuant to Rule 433(d) under the U.S. Securities Act; or (iii) the omission or alleged omission to state in any Offering Document, in any Issuer Free Writing Prospectus filed or required to be filed pursuant to Rule 433(d) under the U.S. Securities Act, a material fact required to be stated therein or necessary to make the statements therein (in light of the circumstances under which they were made, in the case of any prospectus) not misleading; provided, however, that the Corporation will not be liable in any such case to the extent but only to the extent that any such losses, claims, expenses, damages and liabilities arise out of or are based upon any such misrepresentation, untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information furnished to the Corporation by or on behalf of any Underwriter through the Lead Underwriters expressly for use therein or any Selling Shareholder Information;

(b)	the breach of, or default under, any term, condition, covenant or agreement of the Corporation made or contained herein or in any other document of the Corporation delivered pursuant hereto or the breach of any representation or warranty of the Corporation made or contained herein or in any other document of the Corporation delivered pursuant hereto or in connection with the sale of the Offered Shares;
(c)	any order made or inquiry, investigation or proceeding commenced or threatened by any securities regulatory authority, stock exchange or by any other competent based upon a statement, omission or misrepresentation or alleged untrue statement, omission or misrepresentation (other than any actual or alleged statement, omission or misrepresentation based upon any such misrepresentation, untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information furnished to the Corporation by or on behalf of any Underwriter through the Lead Underwriters or any Selling Shareholder Information) which prevents or restricts the trading in or the sale of the Corporation's securities or the distribution of the Offered Shares in any jurisdiction; or
(d)	the non-compliance by the Corporation with any of the Applicable Securities Laws relating to or connected with the distribution of the Offered Shares, including the Corporation's non-compliance with any statutory requirement to make any document available for inspection;

provided that the Corporation shall have no liability, if and to the extent that a court of competent jurisdiction in a final judgment from which no appeal can be made or a regulatory authority in a final ruling from which no appeal can be made shall determine that the losses, claims, expenses, damages and liabilities resulted from the gross negligence, fraud or wilful misconduct of an Indemnified Party, in which case such Indemnified Party shall promptly reimburse to the Corporation any funds advanced to any Indemnified Party in respect of such claim and the indemnity provided for in this Section 11 shall cease to apply in respect of such claim. For greater certainty, the Corporation and the Underwriters agree that they do not intend that any failure by the Underwriters to conduct such reasonable investigation as necessary to provide the Underwriters with reasonable grounds for believing the Offering Document contained no misrepresentation shall constitute "gross negligence" or "wilful misconduct" for the purposes of this Section 11 or otherwise disentitle the Underwriters from indemnification hereunder.

(2)	The Selling Shareholder shall indemnify and save harmless the Indemnified Parties from and against all losses, claims, expenses, damages and liabilities (including the reasonable fees and expenses of the Indemnified Parties' counsel that may be incurred in advising with respect to or defending such claim), joint or several, as they may be incurred, in any capacity under any statute or common law or otherwise insofar as such losses, claims, expenses, damages and liabilities as they may be incurred, relate to or arise in any action, suit, proceeding, investigation or claim relevant to the performance of professional services rendered to the Selling Shareholder by the Indemnified Parties or otherwise in connection with the matters referred to in this Agreement, including, whether performed before or after the execution of this Agreement by the Selling

Shareholder without limitation, in any way caused by, or arising directly or indirectly from, or in consequence of:

(a)	(i) any information or statement contained in any Offering Document in respect of Selling Shareholder Information, which at the time and in light of the circumstances under which it was made contains or is alleged to contain a misrepresentation; (ii) any untrue statement or alleged untrue statement of a material fact contained in an Offering Document in respect of Selling Shareholder Information, in any Issuer Free Writing Prospectus filed or required to be filed pursuant to Rule 433(d) under the U.S. Securities Act; or (iii) the omission or alleged omission to state in any Offering Document, in any Issuer Free Writing Prospectus filed or required to be filed pursuant to Rule 433(d) under the U.S. Securities Act, a material fact in the Selling Shareholder Information required to be stated therein or necessary to make the statements therein (in light of the circumstances under which they were made, in the case of any prospectus) not misleading;
(b)	the breach of, or default under, any term, condition, covenant or agreement of the Selling Shareholder made or contained herein or in any other document of the Selling Shareholder delivered pursuant hereto or the breach of any representation or warranty of the Selling Shareholder made or contained herein or in any other document of the Selling Shareholder delivered pursuant hereto or in connection with the sale of the Offered Shares;
(c)	any order made or inquiry, investigation or proceeding commenced or threatened by any securities regulatory authority, stock exchange or by any other competent based upon a statement, omission or misrepresentation or alleged untrue statement, omission or misrepresentation in the Selling Shareholder Information which prevents or restricts the trading in or the sale of the Corporation's securities or the distribution of the Offered Shares in any jurisdiction; or
(d)	the non-compliance by the Selling Shareholder with any of the Applicable Securities Laws relating to or connected with the distribution of the Offered Shares, including the Selling Shareholder's non-compliance with any statutory requirement to make any document available for inspection;

provided that the Selling Shareholder shall have no liability, if and to the extent that a court of competent jurisdiction in a final judgment from which no appeal can be made or a regulatory authority in a final ruling from which no appeal can be made shall determine that the losses, claims, expenses, damages and liabilities resulted from the gross negligence, fraud or wilful misconduct of an Indemnified Party, in which case such Indemnified Party shall promptly reimburse to the Selling Shareholder any funds advanced to any Indemnified Party in respect of such claim and the indemnity provided for in this Section 11 shall cease to apply in respect of such claim. For greater certainty, the Selling Shareholder and the Underwriters agree that they do not intend that any failure by the Underwriters to conduct such reasonable investigation as necessary to provide the Underwriters with reasonable grounds for believing the Offering Document contained no misrepresentation shall constitute "gross negligence" or "wilful misconduct" for the purposes of this Section 11 or otherwise disentitle the Underwriters from indemnification hereunder.

(3)	If any claim contemplated by this Section 11 shall be asserted against any of the Indemnified Parties, or if any potential claim contemplated by this Section 11 shall come to the knowledge of any of the Indemnified Parties, the Indemnified Party concerned shall notify in writing the Corporation in the case of claim pursuant to Section 11(1) or the Selling Shareholder in the case of claims pursuant to Section 11(2) (such party receiving such notice, the “Applicable Indemnifying Party”), as soon as possible of the nature of such claim (provided that any failure to so notify in respect of any potential claim shall affect the liability of the Applicable Indemnifying Party under this Section 11 only to the extent that the Applicable Indemnifying Party is materially prejudiced by such failure). The Applicable Indemnifying Party shall, subject as hereinafter provided, be entitled (but not required) to assume the defence on behalf of the Indemnified Party of any suit brought to enforce such claim; provided that the defence shall be through legal counsel selected by the Applicable Indemnifying Party and acceptable to the Indemnified Party, acting reasonably, and no admission of liability shall be made by the Applicable Indemnifying Party or the Indemnified Party without, in each case, the prior written consent of all the Indemnified Parties affected and the Applicable Indemnifying Party. If a firm offer is made to settle a third party claim without the creation of a financial or other obligation on the part of the Indemnified Parties and provides, in customary form, for the unconditional release of each Indemnified Party from all liabilities and obligations in connection with such third party claim and the Applicable Indemnifying Party desires to accept and agree to such offer, the Applicable Indemnifying Party shall give written notice to that effect to the Indemnified Parties. If an Indemnified Party fails to consent to such firm offer within 10 days after its receipt of such notice, the Applicable Indemnifying Party may continue to contest or defend such third party claim and, in such event, the maximum liability of the Applicable Indemnifying Party as to such third party claim shall not exceed the amount of such settlement offer. If such Indemnified Party fails to consent to such firm offer and also fails to assume the defence of such third party claim, the Applicable Indemnifying Party may settle the third party claim upon the terms set forth in such firm offer to settle such third party claim. An Indemnified Party shall have the right to employ separate counsel in any suit and participate in the defence thereof but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless:

(a)	the Applicable Indemnifying Party fails to assume the defence of such suit on behalf of the Indemnified Party within a reasonable time after receiving actual notice of such suit;
(b)	the employment of such counsel has been authorized in writing by the Applicable Indemnifying Party;
(c)	the named parties to any such suit (including any added or third parties) include the Indemnified Party and the Applicable Indemnifying Party and the Indemnified Party and the Applicable Indemnifying Party shall have been advised in writing by counsel that representation of the Indemnified Party by counsel for the Applicable Indemnifying Party is inappropriate as a result of the potential or actual conflicting interests of those represented; or
(d)	the Indemnified Party shall have reasonably concluded, upon advice in writing by outside counsel, that there may be legal defenses available to it that are different from or in addition to those available to the Applicable Indemnifying Party;

and in each of cases Section 11(3)(a), Section 11(3)(b), Section 11(3)(c) or Section 11(3)(d), the Applicable Indemnifying Party shall not have the right to assume the defence of such suit on behalf of the Indemnified Party, but the Applicable Indemnifying Party shall only be liable to pay the reasonable fees and disbursements of one firm of separate counsel (in addition to local counsel) for all Indemnified Parties in any jurisdiction. In no event shall the Applicable Indemnifying Party be required to pay the fees and disbursements of more than one set of counsel (in addition to local counsel) for all Indemnified Parties in respect of any particular claim or set of claims in one jurisdiction. No settlement may be made by an Indemnified Party without the prior written consent of the Applicable Indemnifying Party. If a firm offer is made to settle a third party claim and the Indemnified Party who has assumed control of the defence of such suit desires to accept and agree to such offer, the Indemnified Party shall give written notice to that effect to the Applicable Indemnifying Party. The Applicable Indemnifying Party may continue to contest or defend such third party claim and, in such event, the Applicable Indemnifying Party shall, in addition to any obligations hereunder, indemnify the Indemnified party for any additional damages however arising form such claim which exceed the amount of such settlement offer. If such Applicable Indemnifying Party fails to consent to such firm offer and also fails to assume the defence of such third party claim, the Indemnified Party may settle the third party claim upon the terms set forth in such firm offer to settle such third party claim.

(4)	To the extent that any Indemnified Party is not a party to this Agreement, the Underwriters hold the right and benefit of this Section 11 in trust for and on behalf of such Indemnified Party.
(5)	The Applicable Indemnifying Party shall not, without the prior written consent of the Indemnified Parties, effect any settlement or compromise of, or consent to the entry of judgment with respect to, any pending or threatened claim, investigation, action or proceeding in respect of which indemnity or contribution may be or could have been sought by an Indemnified Party hereunder unless such settlement, compromise or judgment: (a) includes an unconditional release of the Indemnified Parties from all liability arising out of such claim, investigation, action or proceeding; and (b) does not include a statement as to or an admission of fault, culpability or any failure to act, by or on behalf of any Indemnified Party.
(6)	The Applicable Indemnifying Party agrees to waive any right it may have of first requiring an Indemnified Party to proceed against or enforce any other right, power, remedy or security or claim payment from any other person before claiming under this indemnity. The Applicable Indemnifying Party also agrees that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Applicable Indemnifying Party or any person asserting claims on behalf of or in right of the Applicable Indemnifying Party for or in connection with the Offering or any matter herein, including without limitation, related to services and activities prior to the date of this Agreement, except to the extent any losses suffered by the Corporation are determined by a court of competent jurisdiction in a final judgement that has become non-appealable to have directly resulted from the fraud, gross negligence, illegal acts, or willful misconduct of such Indemnified Party in performing the services that are subject of this Agreement.
(7)	Provided that such Non-Canadian Underwriters have not terminated and cancelled their obligations to the Corporation in accordance with this Agreement, each Non-Canadian Underwriter agrees that if any losses, claims, damages or liabilities, joint or several are suffered by an Indemnified Party as contemplated by Section 11(1) or Section 11(2) (and such claims did not include such Non-Canadian Underwriter on the basis that it did not sign the underwriters’ certificate to the Canadian Final Prospectus and such claims would have included such Non-Canadian Underwriter if it had signed such certificate) under Section 130 of the Securities Act (Ontario) or the equivalent provisions of Canadian Securities Laws in the other Qualifying Jurisdictions based upon a misrepresentation or alleged misrepresentation within the meaning of applicable Canadian Securities Laws in the Canadian Final Prospectus, and such Indemnified Party is determined by a court of competent jurisdiction or other governmental authority in a final judgment or decision from which no appeal can be made to be liable pursuant to such laws in respect of such claims and such Indemnified Party does pay such claims (the “Liability Amount”), then such Non-Canadian Underwriter shall indemnify on a several basis, and not a joint or joint and several basis, such Indemnified Party from and against the Liability Amount for such Non-Canadian Underwriter’s pro rata share of such Liability Amount, on the basis of and assuming that such Non-Canadian Underwriters had signed the underwriters’ certificate to the Canadian Final Prospectus, but only to the extent of its underwriting obligation under Section 22(1) hereto. Each Non-Canadian Underwriter shall further indemnify such Indemnified Party, without regard to the final outcome of any such claims, for such Non-Canadian Underwriter’s pro rata share of any legal and other expenses reasonably incurred and paid by such Indemnified Party in connection with the investigation or defence of any such claims (the “Indemnified Expenses”). For the purposes of determining the aggregate amount that the applicable Non-Canadian Underwriter is obligated to indemnify all other Indemnified Parties, “pro rata” will be based on the percentage set forth opposite such Underwriter’s name in Section 22(1) hereof. For the avoidance of doubt, the maximum aggregate amount which a Non-Canadian Underwriter is required to indemnify the other Indemnified Parties under this Section 11(7) shall be the lesser of (i) the percentage of the total of the Liability Amount and Indemnified Expenses equal to the percentage Units set forth opposite such Non-Canadian Underwriter’s name in Section 22(1), and (ii) the total public offering price of the Firm Shares and Additional Shares such Non-Canadian Underwriter is required to place or purchase in accordance with the terms hereof. The amount payable by a Non-Canadian Underwriter to the Indemnified Parties pursuant to this Section 11(7) shall be reduced to the extent that such Non-Canadian Underwriter is required to pay damages directly to plaintiffs under Canadian Securities Laws in connection with the claim or claims that are the subject matter of the indemnification being sought. Further, a Non-Canadian Underwriter will only be required to make payment to an Indemnified Party pursuant to this Section 11(7) if (i) such Indemnified Party has used reasonable commercial efforts to be reimbursed for the Liability Amount and Indemnified Expenses pursuant to this Section 11(7) but has not been fully reimbursed and (ii) it has not been determined (either by a court of competent jurisdiction in a final judgment from which no appeal can be made or by acknowledgement of the indemnified party) that the claim resulting in the Liability Amount and Indemnified Expenses was caused by or resulted from the fraud, fraudulent misrepresentation, gross negligence or wilful misconduct of such Indemnified Party and to the extent that a court of competent jurisdiction in a final judgment from which no appeal can be made determines, or the Indemnified Party acknowledges, that such claim to which such Indemnified Party is subject was caused by or resulted from the fraud, fraudulent misrepresentation, gross negligence or wilful misconduct of such Indemnified Party then such Indemnified Party shall promptly reimburse to such Non-Canadian Underwriter any Indemnified Expenses. If any claim is asserted against any Indemnified Party that is or may be subject to indemnification under this Section 11(7), the Indemnified Party will notify the Non-Canadian Underwriters in writing as soon as possible of the particulars of such claim (but the omission so to notify the applicable Non-Canadian Underwriters of any potential claim shall not relieve it from any liability which it may have to any Indemnified Party and any omission so to notify a Non-Canadian Underwriter of any actual claim shall affect its liability only to the extent that such Non-Canadian Underwriter is actually and materially prejudiced by that failure). Each Non-Canadian Underwriter agrees that, to the extent it is not a party to such claim, the other Underwriters will be entitled to conduct the defence of any such action or proceeding brought to enforce such claim, and such Non-Canadian Underwriter’s liability hereunder shall not be reduced in any way based upon the conduct of such defence unless the Indemnified Parties are determined to be grossly negligent (by a court of competent jurisdiction in a final judgment from which no appeal can be made) in conducting such defence. The Underwriters shall provide the Non-Canadian Underwriters with notice of any material developments in the action or proceeding. With respect to any Indemnified Party who is not a party to this Agreement, the Underwriters other than the Non-Canadian Underwriters shall obtain and hold the rights and benefits of this Section 11(7) in trust for and on behalf of such Indemnified Party.

Section 12	Contribution
(1)	In order to provide for just and equitable contribution in circumstances in which the indemnity provided in Section 11 hereof would otherwise be available in accordance with its terms but is, for any reason not solely attributable to any one or more of the Indemnified Parties, held to be unavailable to or unenforceable by the Indemnified Parties or enforceable otherwise than in accordance with its terms, the Underwriters and the Applicable Indemnifying Party shall contribute to the aggregate of all losses, claims, expenses, damages and liabilities (other than losses of profits or consequential damages) of the nature contemplated in Section 11 hereof and suffered or incurred by the Indemnified Parties in proportions as is appropriate to reflect: (i) as between the Applicable Indemnifying Party and the Underwriters, the relative benefits received by the Underwriters, on the one hand (being the Underwriting Fee received from such Applicable Indemnifying Party), and the relative benefits received by the Applicable Indemnifying Party, on the other hand (being the net proceeds of the Offering, before expenses, received by such Applicable Indemnifying Party) from the Offering; (ii) as between the Applicable Indemnifying Party and the Underwriters, the relative fault of the Applicable Indemnifying Party, on the one hand, and the Underwriters, on the other hand; and (iii) relevant equitable considerations; provided that the Underwriters shall not in any event be liable to contribute, in the aggregate, any amount in excess of the Underwriting Fee or any portion thereof actually received from such Applicable Indemnifying Party. However, no party who has been determined by a court of competent jurisdiction in a final, non-appealable judgement to have engaged in any fraud, fraudulent misrepresentation, gross negligence, illegal acts or wilful misconduct shall be entitled to claim contribution from any person who has not been so determined to have engaged in such fraud, fraudulent misrepresentation, gross negligence, illegal acts or wilful misconduct.

(2)	The rights to contribution provided in this Section 12 shall be in addition to and not in derogation of any other right to contribution which the Indemnified Parties may have by statute or otherwise at law provided that Section 12(1) hereof shall apply, mutatis mutandis, in respect of such other right.
(3)	Any party entitled to contribution will, promptly after receiving notice of commencement of any claim, action, suit or proceeding against such party in respect of which a claim for contribution may be made against the other party under this section, notify in writing such party from whom contribution may be sought. In no case shall such party from whom contribution may be sought be liable under this Agreement unless such notice has been provided, but the omission to so notify such party shall not relieve the party from whom contribution may be sought from any other obligation it may have otherwise than under this Section 12, except to the extent such party is materially prejudiced by the failure to receive such notice. The right to contribution provided in this Section 12 shall be in addition to, and not in derogation of, any other right to contribution that the Underwriters or the Applicable Indemnifying Party may have by statute or otherwise by law. The obligations of the Underwriters to contribute pursuant to this Section 12 are several in proportion to the number of Offered Shares to be purchased by each of the Underwriters hereunder and not joint.
Section 13	All Terms to be Conditions

Each of the Corporation and the Selling Shareholder agrees that the conditions contained in this Agreement will be complied with insofar as the same relate to acts to be performed or caused to be performed by it. Any breach or failure of the Corporation to comply with any of the conditions set out in this Agreement in any material respect shall entitle the Underwriters to terminate their obligation to purchase the Offered Shares in accordance with Section 14(1)(d), by written notice to that effect given to the Corporation and the Selling Shareholder at or prior to the Closing Time or the Option Closing Time, as applicable. It is understood that the Underwriters may waive, in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to the rights of the Underwriters in respect of any such terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Underwriters any such waiver or extension must be in writing and signed by the Underwriters.

Section 14	Termination by Underwriters
(1)	Each Underwriter shall also be entitled to terminate its obligation to purchase the Offered Shares by written notice to that effect to the Corporation and the Selling Shareholder by the Lead Underwriters at or prior to the Closing Time (with respect to the Firm Shares) or the Option Closing Time (with respect to the Additional Shares), as applicable, if:
(a)	there should occur any material change in the business, affairs, operations, assets, liabilities (contingent or otherwise), condition (financial or otherwise) or capital of the Corporation or a change in any material fact, or the Underwriters become aware of any undisclosed material information, which in each case, in the opinion of an Underwriter, acting reasonably, would reasonably be expected to have a material adverse effect on the market price or value of the Offered Shares;
(b)	prior to the Closing Time, there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence or any outbreak or escalation of national or international hostilities, or any law or regulation is adopted or enacted which, in the opinion of any of the Underwriters, acting reasonably and in good faith, materially adversely affects or could reasonably be expected to materially adversely affect the financial markets in Canada or in the United States or the business, operations or affairs of the Corporation and the Subsidiaries, taken as a whole;
(c)	there should occur or commence or be announced or threatened in writing any inquiry, action, suit, investigation or other proceeding which has not been revoked, rescinded or withdrawn by any Governmental Authority or any order or ruling is issued under or pursuant to any statute of Canada or the United States or of any province or territory of Canada, or state of the United States by any Governmental Authority (including, without limitation, the Commission, the securities regulatory authority in each of the other Qualifying Jurisdictions, the TSX, NASDAQ or the SEC) (other than any such inquiry, action, suit, investigation or other proceeding or order relating solely to any of the Underwriters), which in the reasonable opinion of an Underwriter would be expected to operate to prevent or materially restrict trading in or distribution of the Offered Shares or would have a material adverse effect on the market price or value of the Offered Shares; or

(d)	the Corporation or the Selling Shareholder is in breach of any term, condition or covenant of this Agreement in any material respect which is not reasonably expected to be remedied prior to Closing.
(2)	If this Agreement is terminated by any of the Underwriters pursuant to Section 14(1), there shall be no further liability on the part of such Underwriter or of the Corporation or Selling Shareholder to such Underwriter, except in respect of any liability which may have arisen or may thereafter arise under Section 11, Section 12 and Section 18.
(3)	The right of the Underwriters or any of them to terminate their respective obligations under this Agreement is in addition to such other remedies as they may have in respect of any default, act or failure to act of the Corporation or the Selling Shareholder in respect of any of the matters contemplated by this Agreement. A notice of termination given by one Underwriter under this Section 14 shall not be binding upon the other Underwriters.
Section 15	Closing

The closing of the purchase and sale of the Firm Shares herein provided for shall be completed at 8:00 a.m. (E.S.T.) on June 15, 2021, or such other date and/or time as may be agreed upon in writing by the Corporation and the Lead Underwriters, but in any event not later than 42 days following the filing of the Canadian Final Prospectus (respectively, the "Closing Time" and the "Closing Date"), at the offices of Norton Rose Fulbright Canada LLP in Toronto, Ontario. In the event that the Closing Time has not occurred on or before the date which is 42 days following the filing of the Canadian Final Prospectus, this Agreement shall, subject to Section 14(2) hereof, terminate. At the Closing Time, the Corporation shall issue the Firm Shares as contemplated in Section 16(1)(d) against payment of US$5.75 per Firm Share by wire transfer or as otherwise directed by the Corporation.

Section 16	Conditions of Closing and Option Closing
(1)	The obligations of the Underwriters under this Agreement are subject to: (i) the performance by the Corporation and the Selling Shareholder of their respective obligations under this Agreement; and (ii) receipt by the Underwriters, at the Closing Time or Option Closing Time, as applicable, of:
(a)	a favourable legal opinion, dated the Closing Date, addressed to the Underwriters from Norton Rose Fulbright Canada LLP, Canadian counsel to the Corporation, as to the federal laws of Canada and the Qualifying Jurisdictions, which counsel in turn may rely upon the opinions of local counsel where it deems such reliance proper as to the laws of any province in which the Corporation’s Canadian counsel is not qualified to practice (or alternatively, make arrangements to have such opinions directly addressed to the Underwriters and counsel to the Underwriters), and as to matters of fact, on certificates of Governmental Entities and officers of the Corporation and letters from stock exchange representatives and transfer agents with respect to such matters as set out in the attached Schedule "C" subject to customary limitations, assumptions and qualifications;
(b)	a favourable legal opinion, dated the Closing Date and the Option Closing Date, as applicable, from Norton Rose Fulbright US LLP, the Corporation's U.S. counsel, addressed to the Underwriters, to the effect set forth in Schedule "B" (subject to customary limitations, assumptions and qualifications), which shall be accompanied by a letter addressed to the Underwriters to the effect set forth in Schedule "B";

(c)	a letter, dated the Closing Date and the Option Closing Date, as applicable, from Paul, Weiss, Rifkind, Wharton & Garrison LLP, the Underwriters' U.S. counsel, addressed to the Underwriters, in form and substance satisfactory to the Underwriters;
(d)	Evidence that the Corporation (in respect of the Firm Shares or Additional Treasury Shares) and the Selling Shareholder (in respect of the Additional Secondary Shares), as applicable, have caused to be effected one or more instant deposits in the non-certificated inventory system of CDS Clearing and Depository Services Inc. (“CDS”) or its nominee or The Depository Trust Company (“DTC”) or its nominee, as the Lead Underwriters may direct the Corporation in writing not less than 48 hours prior to the Closing Time or the Over-Allotment Closing Time, as the case may be, representing the Firm Shares or the Additional Shares, as the case may be, registered in the name of “CDS & Co.” or “Cede & Co.”, as applicable;
(e)	a letter of KPMG LLP dated the Closing Date or the Option Closing Date, as applicable, confirming the continued accuracy of the comfort letter referred to in Section 5(4) above with such changes as may be necessary from the comfort letter delivered previously to bring the information therein forward to a date which is within two Business Days of the Closing Date and Option Closing Date, as applicable;
(f)	a letter of MNP, LLP dated the Closing Date or the Option Closing Date, as applicable, confirming the continued accuracy of the comfort letter referred to in Section 5(5) above with such changes as may be necessary from the comfort letter delivered previously to bring the information therein forward to a date which is within two Business Days of the Closing Date and Option Closing Date, as applicable;
(g)	a letter of PricewaterhouseCoopers, LLP dated the Closing Date or the Option Closing Date, as applicable, confirming the continued accuracy of the comfort letter referred to in Section 5(6) above with such changes as may be necessary from the comfort letter delivered previously to bring the information therein forward to a date which is within two Business Days of the Closing Date and Option Closing Date, as applicable;
(h)	the Underwriting Fee paid in accordance Section 23 of this Agreement;
(i)	evidence satisfactory to the Underwriters that: (A) the Treasury Shares are listed and admitted and authorized for trading on NASDAQ, and (B) the Treasury Shares are conditionally approved for listing on the TSX, subject only to satisfaction by the Corporation of the conditions imposed by the TSX in the letter of the TSX granting conditional listing approval;
(j)	a certificate, dated the Closing Date and the Option Closing Date, as applicable, and signed on behalf of the Corporation, but without personal liability, by the Chief Executive Officer and by the Chief Financial Officer of the Corporation, or such other officers of the Corporation as may be reasonably acceptable to the Underwriters, certifying that: (i) the Corporation has complied in all material respects with all covenants and satisfied all terms and conditions hereof to be complied with and satisfied by the Corporation at or prior to the Closing Time or the Option Closing Time, as applicable; (ii) all the representations and warranties of the Corporation contained herein are true and correct as of the Closing Time or the Option Closing Time, as applicable, with the same force and effect as if made at and as of the Closing Time and the Option Closing Time, as applicable; and (iii) that, to the best of the knowledge, information and belief of the persons signing such certificate, after having made reasonable inquiries, no order, ruling or determination having the effect of ceasing or suspending trading in the Common Shares or any other securities of the Corporation has been issued and is continuing and in effect and no proceedings for such purpose are pending or, to the knowledge of the persons signing such certificate, are contemplated or threatened under Canadian Securities Laws or US Securities Laws, except for any order, ruling, determination or proceeding based upon the activities of the Underwriters;

(k)	at the Closing Time or the Option Closing Time, as applicable, certificates dated the Closing Date and the Option Closing Date, as applicable, signed on behalf of the Corporation, but without personal liability, by the Chief Financial Officer of the Corporation or another officer acceptable to the Underwriters, acting reasonably, in form and content satisfactory to the Underwriters, acting reasonably, with respect to the constating documents of the Corporation; the resolutions of the directors of the Corporation relevant to the Offering, including the allotment, issue (or reservation for issue) and sale of the Firm Shares and Additional Treasury Shares, the grant of the Over-Allotment Option, the authorization of this Agreement, the listing of the Firm Shares and the Additional Treasury Shares on the TSX and NASDAQ and transactions contemplated by this Agreement; and the incumbency and signatures of signing officers of the Corporation;
(l)	a certificate, dated the Option Closing Date, and signed on behalf of the Selling Shareholder, but without personal liability, by the Chief Executive Officer and by the Corporate Secretary of the Selling Shareholder, or such other officers of the Selling Shareholder as may be reasonably acceptable to the Underwriters, certifying that: (i) the Selling Shareholder has complied in all material respects with all covenants and satisfied all terms and conditions hereof to be complied with and satisfied by the Selling Shareholder at or prior to Option Closing Time; and (ii) all the representations and warranties of the Selling Shareholder contained herein are true and correct as of the Option Closing Time, with the same force and effect as if made at and as of the Option Closing Time;
(m)	at the Option Closing Time certificates dated the Option Closing Date signed on behalf of the Selling Shareholder, but without personal liability, by the Corporate Secretary of the Selling Shareholder or another officer acceptable to the Underwriters, acting reasonably, in form and content satisfactory to the Underwriters, acting reasonably, with respect to the constating documents of the Selling Shareholder; the resolutions of the directors of the Selling Shareholder relevant to the Offering, including the sale of the Additional Secondary Shares, the authorization of this Agreement and the transactions contemplated by this Agreement; and the incumbency and signatures of the applicable signing officers of the Selling Shareholder;
(n)	at the Closing Time, each of Francesco Aquilini, Menashe Kestenbaum, Adrian Montgomery, Alan Friedman, Michael Beckerman, Ben Colabrese, Robb Chase, Richard Sherman, Alex Macdonald, Eric Bernofsky and Thama Tharmalingam shall each have entered into lock-up agreements, substantially in the form attached hereto as Schedule "E";
(o)	at the Closing Time, the Selling Shareholder shall have entered into a lock-up agreement in the form agreed between the Underwriters and the Selling Shareholder; and
(p)	at the Closing Time or the Option Closing Time, as applicable, a certificate of status (or equivalent) for the Corporation and each Material Subsidiary dated within two (2) Business Days (or such earlier or later date as the Underwriters may accept) of the Closing Date.

Section 17	Over-Allotment Option

(1)	The Over-Allotment Option may be exercised by the Lead Underwriters, on behalf of the Underwriters, at any time, in whole or in part by delivering notice (a “Over-Allotment Notice”) to the Corporation and the Selling Shareholder not later than 5:00 p.m. on the day that is two Business Days prior to 30th day after the Closing Date, which Over-Allotment Notice will specify the number of Additional Shares to be purchased by the Underwriters and the date (the "Option Closing Date") and time (the "Option Closing Time") on and at which such Additional Shares are to be purchased. Such Option Closing Date may be the same as (but not earlier than) the Closing Date and will not be earlier than two Business Days nor later than five Business Days after the date of delivery of such Over-Allotment Notice (except to the extent a shorter or longer period shall be agreed to by the Corporation and the Selling Shareholder). Subject to the terms of this Agreement, upon the Lead Underwriters furnishing an Over-Allotment Notice to the Corporation and the Selling Shareholder pursuant to this Section 17(1), the Underwriters will be committed to purchase the number of Additional Shares indicated in the Over-Allotment Notice, in the respective percentages set forth in Section 22. Upon delivery of an Over-Allotment Notice, the Selling Shareholder shall have 18 hours to deliver to the Underwriters and the Corporation a notice of its exercise of the Tag-Along Option (a “Tag-Along Notice”), which Tag-Along Notice shall specify the number of Additional Shares to be purchased by the Underwriters as Additional Secondary Shares, up to a maximum of 50% of the Additional Shares set out in the Over-Allotment Notice. Upon delivery of a Tag-Along Notice, the Selling Shareholder will be committed to sell to the Underwriters on the Option Closing Date in accordance with and subject to the provisions of this Agreement such number of Additional Secondary Shares set out in the Tag-Along Notice and the Corporation will be committed to issue and sell in accordance with and subject to the provisions of this Agreement, the balance of the Additional Shares indicated in the Over-Allotment Notice which were not identified as Additional Secondary Shares in such Tag-Along Notice. If either no Tag-Along Notice is delivered to the Underwriters and the Corporation within such 18 hour notice period, or the Selling Shareholder notifies the Underwriters and the Corporation during such period that it does not intend to exercise the Tag-Along Notice, all Additional Shares shall be Additional Treasury Shares and the Corporation will be committed to issue and sell in accordance with and subject to the provisions of this Agreement all such Additional Shares set out in relevant Over-Allotment Notice. Additional Shares may be purchased by the Underwriters only for the purpose of satisfying over-allotments made in connection with the Offering.
(2)	In the event that the Over-Allotment Option is exercised in accordance with its terms, the closing of the issuance and sale of that number of Additional Shares in respect of which the Underwriters are exercising the Over-Allotment Option shall take place at the Option Closing Time at the offices of Norton Rose Fulbright Canada LLP in Toronto, Ontario or at such other place as may be agreed to by the Lead Underwriters and the Corporation.
(3)	At the Option Closing Time,
(a)	the Selling Shareholder shall cause to be delivered to the Lead Underwriters, the certificate or certificates representing the Additional Secondary Shares, if any, in respect of which the Selling Shareholder has exercised its Tag-Along Option, registered in the name of the Lead Underwriter or such name as the Lead Underwriter may direct the Selling Shareholder in writing against payment of US$5.75 per Additional Secondary Share by wire transfer or as otherwise directed by the Selling Shareholder; and
(b)	the Corporation shall issue to the Underwriters that number of Additional Treasury Shares as is equal to the number of Additional Shares required to be issued and sold by it pursuant to Section 17(1), and deposit with CDS or its nominee or DTC or its nominee, if requested by the Underwriters, such Additional Treasury Shares electronically through the non-certificated inventory system of CDS or DTC, as applicable, against payment of US$5.75 per Additional Treasury Share by wire transfer or as otherwise directed by the Corporation; and

(4)	Concurrently with the deliveries and payment under Section 17(3), the Corporation shall pay the Underwriting Fee applicable to the Additional Treasury Shares and the Selling Shareholder shall pay the Underwriting Fee applicable to any Additional Secondary Shares, in each case, in the manner provided in Section 23(2) against delivery of a receipt for that payment.
(5)	The obligation of the Underwriters to make any payment or delivery contemplated by this Section 17 is subject to the applicable conditions set forth in Section 16.
Section 18	Expenses
(1)	The Corporation will pay all expenses and fees in connection with the Offering, including, without limitation: (a) all expenses of or incidental to the creation, issue, sale or distribution of the Offered Shares and the filing of the Offering Documents; (b) the fees and expenses of the Corporation's legal counsel and (c) all costs incurred in connection with the preparation of documentation relating to the Offering, excepting the Underwriters' out-of-pocket expenses and all fees and expenses of external Canadian and U.S. legal counsel for the Underwriters (collectively, "Underwriters' Expenses"). The Underwriters' Expenses shall be paid by the Underwriters except that the Underwriters will be reimbursed by the Corporation for (i) all documented and reasonable "out-of-pocket" Underwriters' Expenses up to a maximum of $100,000 (provided that any individual “out-of-pocket” expenses in excess of $10,000 shall require the prior written approval of the Corporation), and (ii) all documented and reasonable fees and expenses of external Canadian and U.S. legal counsel for the Underwriters up to a maximum of US$400,000 (excluding disbursements and applicable taxes).
(2)	All Underwriters’ Expenses to be reimbursed by the Corporation shall be payable to the Underwriters at the Closing Time or the Option Closing Time, as the case may be, payment may be made by way of deduction by the Underwriters of the applicable portion of such Underwriters’ Expenses from the aggregate gross proceeds of the Offering payable to the Corporation at the Closing Time or the Option Closing Time, as the case may be, or otherwise, by wire transfer of immediately available funds. The Underwriters shall acknowledge receipt of such payments by delivery to the Corporation of receipts therefor.
Section 19	No Advisory or Fiduciary Relationship

Each of the Corporation and the Selling Shareholder acknowledges and agrees that: (a) the purchase and sale of the Offered Shares pursuant to this Agreement, including the determination of the Offering Price of the Offered Shares and any related discounts and commissions, is an arm's-length commercial transaction between the Corporation, on the one hand, and the several Underwriters, on the other hand; (b) in connection with the Offering and the process leading to such transaction, each Underwriter is and has been acting solely as a principal and is not the agent or fiduciary of, as the case may be, the Corporation or the Selling Shareholder or their respective shareholders, creditors, employees or any other party; (c) no Underwriter has assumed or will assume an advisory or fiduciary responsibility in favour of the Corporation or the Selling Shareholder with respect to the Offering or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising the Corporation or the Selling Shareholder on other matters) and no Underwriter has any obligation to the Corporation or the Selling Shareholder with respect to the Offering except the obligations expressly set forth in this Agreement; (d) the Underwriters and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Corporation or the Selling Shareholder; and (e) the Underwriters have not provided any legal, accounting, regulatory or tax advice with respect to the Offering and each of the Corporation and the Selling Shareholder has consulted its own legal, accounting, regulatory and tax advisors to the extent it deems appropriate.

Section 20	Notices

Any notice to be given hereunder shall be in writing and shall be delivered in person, transmitted by fax or e-mail or similar means of recorded electronic communication or sent by registered mail, charges prepaid, and shall, in the case of notice to the Corporation, be addressed as follows:

Enthusiast Gaming Holdings Inc.

90 Eglinton Avenue East

Toronto, ON M4P 2Y3

Attention:	Adrian Montgomery
Fax No.:	416-216-3930
E-mail:	[REDACTED – PERSONAL INFORMATION.]

with a copy to (such copy not to constitute notice):

Norton Rose Fulbright Canada LLP

222 Bay Street, Suite 3000

Toronto, ON M5K 1E7

Attention:	Trevor Zeyl
Fax No.:	416-216-3930
E-mail:	trevor.zeyl@nortonrosefulbright.com

and with a copy to (such copy not to constitute notice):

Norton Rose Fulbright US LLP
1301 Avenue of the Americas

New York, New York 10019

Attention:	Steven Suzzan, Esq.
Fax No.:	212-318-3400
E-mail:	steven.suzzan@nortonrosefulbright.com

in the case of notice to the Underwriters, be addressed as follows:

RBC Dominion Securities Inc.

180 Wellington Street West, 8th Floor

Toronto, ON M5J 0C2

Attention:	James McKenna
E-mail:	[REDACTED – PERSONAL INFORMATION.]

and to:

Canaccord Genuity Corp.

161 Bay Street, Suite 300

Toronto, ON M5J 2S1

Attention:	Michael Kogan
E-mail:	[REDACTED – PERSONAL INFORMATION.]

and to:

B. Riley Securities, Inc.

11100 Santa Monica Blvd., Suite 800

Los Angeles, CA 90025

Attention:	Jimmy Baker
E-mail:	[REDACTED – PERSONAL INFORMATION.]

and to:

Paradigm Capital Inc.

95 Wellington Street West, Suite 2101

Toronto, ON M5J 2N7

Attention:	Kevin O’Flaherty
E-mail:	[REDACTED – PERSONAL INFORMATION.]

and to:

Scotia Capital Inc.

Scotia Plaza, 40 King Street W., 64th Floor

Toronto, ON M5H 1H1

Attention:	Rob Sainsbury
E-mail:	[REDACTED – PERSONAL INFORMATION.]

and to:

Alliance Global Partners

590 Madison Ave, 28th Floor

New York, NY 10022

Attention:	Thomas Higgins
E-mail:	[REDACTED – PERSONAL INFORMATION.]

and to:

Colliers Securities Inc.

1140 Bay Street, Suite 4000

Toronto, ON M5S 2B4

Attention:	Bob Schnell
E-mail:	[REDACTED – PERSONAL INFORMATION.]

and to:

Haywood Securities Inc.

200 – 700 Burrard St.

Vancouver, BC V6C 3L6

Attention:	Mathieu Couillard
E-mail:	[REDACTED – PERSONAL INFORMATION.]

with a copy to (such copy not to constitute notice):

Stikeman Elliott LLP

199 Bay Street, Suite 5300
Toronto, ON M5L 1B9

Attention:	David Weinberger
Fax No.:	(416) 869-5515
E-mail:	dweinberger@stikeman.com

and with a copy to (such copy not to constitute notice):

Paul, Weiss, Rifkind, Wharton & Garrison LLP

77 King Street W, Suite 3100

Toronto, ON M5K 1J3

Attention:	Christopher J. Cummings
Fax No.:	(416) 504-0530
E-mail:	ccummings@paulweiss.com

and in the case of notice to the Selling Shareholder, be addressed as follows:

Blue Ant Media Inc.

130 Merton Street

Suite 200

Toronto, ON M4S 1A4

Attention:	Michael Macmillan, Chief Executive Officer
Email:	[REDACTED – PERSONAL INFORMATION.]

with a copy to:

Blue Ant Media Inc.

130 Merton Street

Suite 200

Toronto, ON M4S I4A

Attention:	Astrid Zimmer, Executive Vice President, Legal & Business Affairs
Email:	[REDACTED – PERSONAL INFORMATION.]

The Corporation, the Underwriters and the Selling Shareholder may change their respective addresses for notice by notice given in the manner referred to above.

Section 21	Actions on Behalf of the Underwriters

The execution of the Agreement by the Underwriters shall constitute the authority for each of the Corporation and the Selling Shareholder to accepting notification of any steps from, and for giving notice to or from, and for delivering the Underwriting Fee to, or to the order of, the Lead Underwriters (or in the case of the Underwriting Fee, RBC) for and on behalf of the Underwriters as specifically contemplated in this Agreement, except in respect of: (i) a settlement of an indemnity claim pursuant to Section 11, which settlement shall be made by the Indemnified Party; (ii) any waiver pursuant to Section 13, which waiver may be given by any of the Underwriters exercising such waiver; or (iii) any notice of termination pursuant to Section 14, which notice may be given by any of the Underwriters exercising such right and each of the Corporation and the Selling Shareholder shall be able to rely on any such notice or other matter, provided by the Lead Underwriters on behalf of the other Underwriters without further investigation.

Section 22	Underwriters' Obligations
(1)	Subject to the terms of this Agreement, the Underwriters' obligations under this Agreement to purchase the Offered Shares shall be several and not joint and several and the liability of each of the Underwriters to purchase the Offered Shares shall be limited to the following percentages of the purchase price paid or to be paid for the Offered Shares:
RBC Dominion Securities Inc.	35%
Canaccord Genuity Corp.	30%
B. Riley Securities, Inc.	15%
Paradigm Capital Inc.	7%
Scotia Capital Inc.	7%
Alliance Global Partners	2%
Colliers Securities LLC	2%
Haywood Securities Inc.	2%

(2)	If any of the Underwriters fails to purchase its applicable percentage of the Offered Shares at the Closing Time or the Option Closing Time, as the case may be (for purposes of this Section 22, a "Defaulting Underwriter"), and the percentage of Offered Shares that have not been purchased at such time by the Defaulting Underwriter represents 10% or less of the Offered Shares at such time, then the other Underwriters will be severally, and not jointly and severally, obligated to purchase, on a pro rata basis to their respective percentages as aforesaid, all but not less than all of the Offered Shares not purchased by the Defaulting Underwriter, and to receive the Defaulting Underwriter's portion of the Underwriting Fee in respect thereof, and such non-defaulting Underwriters shall have the right, by notice to the Corporation, to postpone the Closing Date or Option Closing Date, as the case may be, by not more than three Business Days to effect such purchase. In the event that the percentage of Offered Shares that have not been purchased by a Defaulting Underwriter represents more than 10% of the aggregate Offered Shares at the Closing Time or the Option Closing Time, as the case may be, the other Underwriters will have the right, but will not be obligated, to purchase all of the percentage of the Offered Shares which would otherwise have been purchased by the Defaulting Underwriter; the Underwriters exercising such right will purchase such Offered Shares, if applicable, pro rata to their respective percentages aforesaid or in such other proportions as they may otherwise agree. In the event that such right is not exercised, the non-defaulting Underwriters shall be relieved of all obligations to the Corporation arising from such default. Nothing in this section shall oblige the Corporation to sell to the Underwriters less than all of the Offered Shares or relieve from liability to the Corporation any Underwriter which shall be so in default.
Section 23	Underwriting Fee
(1)	In consideration of the agreement on the part of the Underwriters to purchase the Offered Shares and in consideration of the underwriting services rendered and to be rendered by the Underwriters hereunder, (i) the Corporation agrees to pay to RBC, on behalf of the Underwriters, at the Closing Time, and at the Option Closing Time, if any, a cash fee equal to 5.75% of the aggregate gross proceeds of the Offering in respect of any Treasury Shares; and (ii) the Selling Shareholder agrees to pay to RBC, on behalf of the Underwriters, at the Option Closing Time, if any, a cash fee equal to 5.75% of the aggregate gross proceeds of the Offering in respect of any Additional Secondary Shares (the "Underwriting Fee").
(2)	The Underwriting Fee shall be payable to the Underwriters at the Closing Time or the Option Closing Time, as the case may be, which Underwriting Fee may be made by way of deduction by the Underwriters of the Underwriting Fee from the aggregate gross proceeds of the Offering payable to the Corporation or the Selling Shareholder, as applicable, at the Closing Time or the Option Closing Time, as the case may be, or otherwise, by wire transfer of immediately available funds. The Underwriters shall acknowledge receipt of such payments by delivery to the Corporation or the Selling Shareholder, as applicable, of receipts therefor.

Section 24	Market Stabilization

In connection with the distribution of the Offered Shares, the Underwriters (or any of them) may effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market, but in each case as permitted by Applicable Securities Laws. Such stabilizing transactions, if any, may be discontinued by the Underwriters at any time.

Section 25	Recognition of the U.S. Special Resolution Regimes
(1)	In the event that any Underwriter that is a Covered Entity (as defined below) becomes subject to a proceeding under a U.S. Special Resolution Regime (as defined below), the transfer from such Underwriter of this Agreement, and any interest and obligation in or under this Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States.
(2)	In the event that any Underwriter is a Covered Entity or a BHC Act Affiliate (as defined below) of such Underwriter becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights (as defined below) under this Agreement that may be exercised against such Underwriter are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States.

For purposes of the prior two paragraphs:

“BHC Act Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k).

“Covered Entity” means any of the following:

i.	a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);
ii.	a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or
iii.	a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

“U.S. Special Resolution Regime” means each of (i) the Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

Section 26	Entire Agreement

Any and all previous agreements with respect to the purchase and sale of the Offered Shares, whether written or oral, are terminated, and this Agreement constitutes the entire agreement between the Corporation, the Selling Shareholder and the Underwriters with respect to the purchase and sale of the Offered Shares. The terms and provisions of this Agreement will be binding upon and inure to the benefit of the Corporation, the Selling Shareholder and the Underwriters and their respective successors and assigns; provided that this Agreement will not be assignable by any party without the written consent of the others and any purported assignment without that consent will be invalid and of no force and effect.

Section 27	Publicity

Neither the Corporation nor the Underwriters shall make any public announcement concerning the appointment of the Underwriters or the Offering without the consent of the Underwriters or the Corporation, as applicable, acting reasonably, and any public announcements shall be made in compliance with Applicable Securities Laws. The Selling Shareholder shall not make any public announcement concerning the appointment of the Underwriters or the Offering without the consent of the Underwriters and the Corporation, acting reasonably, and any public announcements shall be made in compliance with Applicable Securities Laws.

Section 28	Governing Law

The Corporation, the Selling Shareholder and the Underwriters agree that any legal suit or proceeding arising with respect to this Agreement will be tried exclusively in the courts of the Province of Ontario in the City of Toronto, and the Corporation, the Selling Shareholder and the Underwriters agree to submit to the jurisdiction of, and to venue in, such courts. This Agreement shall be governed and construed in accordance with the laws of the Province of Ontario and federal laws of Canada applicable therein, without regard to principles of conflicts of laws. Any right to trial by jury with respect to any action or proceeding arising in connection with or as a result of either our engagement or any matter referred to in this Agreement is hereby waived by the parties hereto.

Section 29	Severability

If any provision of this Agreement is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement and such void or unenforceable provision shall be severable from this Agreement.

Section 30	Further Assurances

Each of the parties hereto shall do or cause to be done all such acts and things and shall execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purpose of carrying out the provisions and intent of this Agreement.

Section 31	Time of the Essence; Counterparts

Time shall be of the essence of this Agreement. If any action is required to be taken under this Agreement on a day that is not a Business Day, such action will be required to be taken on the next succeeding day which is a Business Day. This Agreement may be executed in counterparts, including by facsimile or by or through such other electronic form in which a party may place or evidence its signature hereon (including an electronic scan of same), each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

- REMAINDER OF PAGE INTENTIONALLY BLANK-

If the foregoing is in accordance with your understanding and is agreed to by you, will you please confirm your acceptance by signing the enclosed copies of this letter at the place indicated and returning the same to us on or before June 10, 2021.

Yours truly,

RBC DOMINION SECURITIES INC.
Per:	(signed) “James McKenna”
Name: James McKenna
Title: Managing Director
CANACCORD GENUITY CORP.
Per:	(signed) “Michael Kogan”
Name: Michael Kogan
Title: Managing Director

B. RILEY SECURITIES, INC.
Per:	(signed) “Jimmy Baker”
Name: Jimmy Baker
Title: Head of Capital Markets
PARADIGM CAPITAL INC.
Per:	(signed) “Kevin O’Flaherty”
Name: Kevin O’Flaherty
Title: Managing Director
SCOTIA CAPITAL INC.
Per:	(signed) “Rob Sainsbury”
Name: Rob Sainsbury
Title: Managing Director

Signature Page to Underwriting Agreement

ALLIANCE GLOBAL PARTNERS
Per:	(signed) “Thomas J Higgins”
Name: Thomas J Higgins
Title: Managing Director
COLLIERS SECURITIES LLC
Per:	(signed) “Thomas Steichen”
Name: Thomas Steichen
Title: General Counsel

HAYWOOD SECURITIES INC.
Per:	(signed) “Sean MacGillis”
Name: Sean MacGillis
Title: Managing Director, Investment Banking

Signature Page to Underwriting Agreement

The foregoing is in accordance with our understanding and is accepted by us.

ENTHUSIAST GAMING HOLDINGS INC.
Per:	(signed) “Alex Macdonald”
Name: Alex Macdonald
Title: Chief Financial Officer

Signature Page to Underwriting Agreement

The foregoing is in accordance with our understanding and is accepted by us.

BLUE ANT MEDIA INC.
Per:	(signed) “Michael MacMillan”
Name: Michael MacMillan
Title: Chief Executive Officer

Signature Page to Underwriting Agreement

FILING VERSION

Schedule "A"

Time of Sale Prospectus

U.S. Preliminary Prospectus

Term Sheet dated June 10, 2021, substantially in the form of Schedule A-II

Free Writing Prospectuses

None.

A-1

FILING VERSION

Schedule "A"-II

Term Sheet

A final base shelf prospectus dated May 6, 2021 containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada (other than Quebec).

The Company has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.

Copies of the final base shelf prospectus and any applicable shelf prospectus supplement may be obtained, in the United States, from RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor, New York, NY 10281-8098, Attention: Equity Syndicate, phone: 877-822-4089, Email: equityprospectus@rbccm.com or from Canaccord Genuity LLC at USecm@cgf.com, or from B. Riley Securities, Inc., Attention: Prospectus Department, 1300 North 17th Street, Suite 1300, Arlington, Virginia 22209, or by telephone at 703-312-9580 or by email at prospectuses@brileyfin.com, or, in Canada, from RBC Dominion Securities Inc., 180 Wellington Street West, 8th Floor, Toronto, ON M5J 0C2, Attention: Distribution Centre, or via telephone: 1-416-842-5349, or via email at Distribution.RBCDS@rbccm.com, or from Canaccord Genuity Corp. at ecm@cgf.com.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

June 10, 2021

Issuer:	Enthusiast Gaming Holdings Inc. (the “Company”)
Symbol/ Exchange:	“EGLX” / TSX; “EGLX” / Nasdaq Subject to customary listing requirements, the Company has applied to list the Common Shares distributed under the prospectus supplement on the TSX and the NASDAQ.
Offering:	8,000,000 common shares (“Common Shares”) to be issued from treasury by the Company
Offer Price:	US$5.75 per Common Share (the “Offer Price”)
Over-Allotment Option:	The Company and Blue Ant Media Inc. (“Blue Ant”), as a selling shareholder, have granted the underwriters an over-allotment option exercisable for 30 days from the date of the final prospectus supplement to purchase up to an additional 1,200,000 Common Shares (the “Option Shares”) at the Offer Price. If the over-allotment option exercised by the Underwriters, the Company, the Underwriters and Blue Ant have agreed that, at Blue Ant’s option (the “Tag-Along Option”), up to 50% of the Option Shares may be comprised of Common Shares to be sold by Blue Ant, with the remaining Option Shares to be comprised of Common Shares to be issued and sold by the Company (“Treasury Shares”). If the Tag-Along Option is not exercised, the entire Over-Allotment Option will be satisfied by the Company through the issuance of Treasury Shares. Enthusiast Gaming will not receive any of the proceeds of any sale of Common Shares by Blue Ant.
Use of Proceeds:	The net proceeds received by the Company will be used primarily to strengthen the Company’s financial position inclusive of future acquisitions, working capital, repayment of indebtedness and other general corporate purposes.
Underwriting Basis:	Marketed underwritten public offering.
Eligibility	The Common Shares will be eligible for Canadian RRSPs, RRIFs, RESPs, TFSAs and RDSPs.
Closing Date:	Expected to be on or about June 15 2021.
Joint Bookrunners:	RBC Capital Markets, Canaccord Genuity and B. Riley Securities.

A-II-1

Schedule "B"
SUBSIDIARIES

Subsidiary	Jurisdiction of Incorporation	Percentage of Votes attached to all Voting Securities
Aquilini GameCo Inc.	Canada	100% (direct)
Enthusiast Gaming Properties Inc.	Canada	100% (direct)
Luminosity Gaming Inc.	Canada	100% (indirect)
Luminosity Gaming (USA) LLC	USA	100% (indirect)
Enthusiast Gaming Inc.	Canada	100% (indirect)
Enthusiast Gaming Live Inc.	Canada	100% (indirect)
Enthusiast Gaming Media Inc.	Canada	100% (indirect)
Enthusiast Gaming Media (US) Inc.	USA	100% (indirect)
Enthusiast Gaming Media Holdings Inc.	Canada	100% (indirect)
Enthusiast Gaming Media II Holdings Inc.	Canada	100% (indirect)
Enthusiast Gaming Media III Holdings Inc.	Canada	100% (indirect)
Enthusiast Gaming (TSR) Inc.	Canada	100% (indirect)
Hexagon Gaming Corp.	Canada	100% (indirect)
Enthusiast Gaming (PG) Inc.	Canada	100% (indirect)
Steel Media Limited	England and Wales	100% (indirect)
GameCo eSports USA Inc.	USA	100% (indirect)
Omnia Media Inc.	USA	100% (direct)
Vedatis SAS	France	100% (direct)

B-1

FILING VERSION

Schedule "C"
MATTERS TO BE ADDRESSED IN THE CORPORATION'S
CANADIAN COUNSEL OPINION

(a)	as to the existence of the Corporation under the laws of its jurisdiction of incorporation and as to the corporate power and capacity of the Corporation to own and lease property and assets and carry on business as described in the Canadian Final Prospectus (including, for greater certainty, all documents incorporated by reference therein) and to execute, deliver and perform its obligations under this Agreement;
(b)	as to the authorized capital of the Corporation;
(c)	that all necessary corporate action has been taken by the Corporation to authorize the issuance of the Treasury Shares, upon payment therefore, all Firm Shares are validly issued and outstanding as fully paid and non-assessable Common Shares, and the Additional Treasury Shares issuable pursuant to the Over-Allotment Option have been reserved for issuance by the Corporation and will be, upon the exercise of the Over-Allotment Option, the receipt by the Corporation of payment in full therefor and the issuance of such Additional Treasury Shares, validly issued and outstanding as fully paid and non-assessable Common Shares;
(d)	that all necessary corporate action has been taken by the Corporation to authorize the execution of each of the Canadian Preliminary Prospectus and Canadian Final Prospectus and the filing of such documents under Canadian Securities Laws in each of the Qualifying Jurisdictions and to authorize the use and delivery of the US Preliminary Prospectus and US Final Prospectus;
(e)	that no approval, authorization, consent or other order of, and no filing, registration or recording with, any Governmental Entity is required under the laws of the Province of British Columbia and the federal laws of Canada applicable therein in connection with the execution and delivery of and with the performance by the Corporation of its obligations under this Agreement, except as have been obtained or made and are in full force and effect, or as required by Canadian Securities Laws with regard to the distribution of the Offered Shares, if any, in the Qualifying Jurisdictions, other than certain customary filings to be completed following the Closing Date (such as TSX filings, and filings with the Canadian Securities Regulators in respect of any fees, material documents, material change reports, or other information or documents required to be filed in accordance with Canadian Securities Laws);
(f)	that all necessary corporate action has been taken by the Corporation to authorize the execution and delivery of this Agreement, and the performance by the Corporation of its obligations hereunder (including the issuance and delivery to the Underwriters of the Treasury Shares);
(g)	that this Agreement has been duly executed and delivered by the Corporation and constitutes a legal, valid and binding obligation of the Corporation and is enforceable against the Corporation in accordance with its terms, subject to customary exceptions;
(h)	that the execution and delivery of this Agreement, and the performance by the Corporation of its obligations hereunder does not and will not result in a breach of, or constitute a default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under, and do not and will not conflict with any term or provision of: (i) the constating documents of the Corporation and any amendments thereto, or (ii) the Business Corporations Act (British Columbia);
(i)	that Computershare Investor Services Inc. at its principal offices in the city of Vancouver, British Columbia has been appointed as the transfer agent and registrar for the Common Shares;

C-1

(j)	that the Corporation has filed all documents and taken all requisite proceedings, and all necessary approvals, permits, consents and authorizations of the Canadian Securities Commissions required by applicable securities laws to be obtained by the Corporation have been obtained by the Corporation, to qualify the Offered Shares for distribution and sale to the public in each of the Qualifying Jurisdictions through investment dealers or brokers registered under applicable securities laws of the Qualifying Jurisdictions who have complied with the relevant provisions of such applicable securities laws;
(k)	the form and terms of the definitive certificate representing the Common Shares have been approved by the board of directors of the Corporation and comply in all material respects with all applicable provisions of the Business Corporations Act (British Columbia) and the rules and policies of the TSX, and do not conflict with any applicable requirements of the constating documents and by-laws of the Corporation; and
(l)	confirming the statements under the heading “Eligibility for Investment” and “Certain Material Canadian Federal Income Tax Considerations” in the Prospectus, subject to the qualifications, assumptions and limitations set out under such heading.

C-2

FILING VERSION

Schedule "D"
MATTERS TO BE ADDRESSED IN THE CORPORATION'S
U.S. COUNSEL OPINION

(a)	Each Material Subsidiary (identified on Schedule B with “Opinion” noted after its name) incorporated or formed in the State of Delaware is validly existing and in good standing under the laws of the State of Delaware.
(b)	The statements in the Time of Sale Prospectus and the U.S. Final Prospectus under the heading "Certain U.S. Federal Income Tax Considerations" to the extent that they address matters of United States federal income tax law, are accurate summaries thereof in all material respects.

(c)

The Registration Statement and the U.S. Final Prospectus, as of its respective effective or issue date, appeared on its face to comply as to form in all material respects with the requirements of the U.S. Securities Act and the rules and regulations of the SEC under the U.S. Securities Act, except for the financial statements, financial statement schedules and other financial and accounting and statistical data derived therefrom included or incorporated by reference in or omitted from either of them, as to which such counsel expresses no opinion; the Form F-X, as of its date, appears on its face to comply as to form in all material respects with the requirements of the U.S. Securities Act. We have assumed, for purposes of this paragraph, (i) the compliance of the Canadian Prospectus with the requirements of Canadian Securities Laws, as interpreted and applied by the Canadian Securities Commissions, and (ii) that the exhibits to the Registration Statement and the documents incorporated by reference in the U.S. Final Prospectus include all reports or information that in accordance with the requirements of Canadian Securities Laws, as interpreted and applied by the Canadian Securities Commissions, must be made publicly available in connection with the offering of the Shares.

(d)	The issuance and sale of the Offered Shares by the Corporation, the execution and delivery by the Corporation of the Underwriting Agreement and the performance by the Corporation of its obligations thereunder will not violate those laws, rules and regulations of the United States of America and the State of New York ("Applicable Law"), in each case which in such counsel's experience are normally applicable to transactions of the type contemplated by the Underwriting Agreement. For purposes of such counsel's opinion letter, "Applicable Law" does not include federal securities laws (except for purposes of the opinion expressed in paragraph (f) below) or state securities laws or anti-fraud laws.
(e)	No consent, approval, authorization or order of, or filing, registration or qualification with, any Governmental Authority, which has not been obtained, taken or made is required by the Corporation under any Applicable Law for the issuance and sale of the Offered Shares by the Corporation, the execution and delivery by the Corporation of the Underwriting Agreement and the performance by the Corporation of its obligations thereunder (other than related to state securities or ‘blue sky’ laws). For purposes of this opinion, the term "Governmental Authority" means any executive, legislative, judicial, administrative or regulatory body of the State of New York or the United States of America.

(f)	The Corporation is not required, and after giving effect to the offering and the sale of the Offered Shares and the application of the net proceeds as described in the Time of Sale Prospectus and the U.S. Final

D-1

Prospectus under the heading "Use of Proceeds," will not be required to be registered as an investment company under the Investment Company Act of 1940, as amended.

Such counsel will include, or state in a separate letter, that they have participated in conferences and telephone conversations with representatives of the Underwriters, including their United States and Canadian counsel, officers and other representatives of the Corporation and the Corporation’s Canadian counsel, and the independent registered public accountants for the Corporation, at which the contents of the Registration Statement, the Time of Sale Prospectus and the U.S. Final Prospectus and related matters were discussed. Such counsel is not passing upon, and does not assume responsibility for, the accuracy, completeness or fairness of any statement contained in the Registration Statement, the Time or Sale Prospectus or the U.S. Final Prospectus or any of the documents incorporated by reference therein, and has made no independent check or verification thereof (except as and to the extent, and only to the extent, referred to in paragraph (b) above relating to U.S. federal income tax matters). Based upon the foregoing (and relying as to factual matters to the extent such counsel deems appropriate on officers, employees and other representatives of the Corporation), such counsel advises that no facts have come to such counsel’s attention that lead such counsel to believe that (a) at the time it became effective, the Registration Statement (except for the financial statements, financial statement schedules and other financial and accounting or statistical data derived therefrom included or incorporated by reference therein or omitted therefrom or from those documents incorporated by reference, in each case as to which such counsel expresses no such belief), contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (b) the Time of Sale Prospectus, as of the Applicable Time (except for the financial statements, financial statement schedules and other financial and accounting or statistical data derived therefrom included or incorporated by reference therein or omitted therefrom or from those documents incorporated by reference, in each case as to which such counsel expresses no such belief) included an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading or (c) at the time the U.S. Final Prospectus was issued or at the Closing Time, the U.S. Final Prospectus (except for the financial statements, financial statement schedules and other financial and accounting or statistical data derived therefrom included or incorporated by reference therein or omitted therefrom or from those documents incorporated by reference, in each case as to which such counsel expresses no such belief) included an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

D-2

Schedule "E"
FORM OF LOCK-UP AGREEMENT

RBC Dominion Securities Inc.
180 Wellington Street West, 8th Floor

Toronto, ON M5J 0C2

Canaccord Genuity Corp.

161 Bay Street, Suite 300

Toronto, ON M5J 2S1

Ladies and Gentlemen:

Re: Enthusiast Gaming Holdings Inc. (the “Corporation”)

The undersigned understands that RBC Dominion Securities Corp., Canaccord Genuity Corp., B. Riley Securities, Inc., Paradigm Capital Inc., Scotia Capital Inc., Alliance Global Partners, Colliers Securities LLC and Haywood Securities Inc. (collectively, the “Underwriters”) have entered into an underwriting agreement (the “Underwriting Agreement”) dated June 10, 2021 with the Corporation and Blue Ant Media Inc. providing for the public offering (the “Offering”) of 8,000,000 Firm Shares (as defined in the Underwriting Agreement) and up to 1,200,000 Additional Shares (as defined in the Underwriting Agreement, and with the Firm Shares, the “Offered Shares”). The proceeds of the Offering received by the Corporation will be used for future acquisitions, working capital, repayment of indebtedness and general corporate purposes as described in and contemplated by the final prospectus supplement, dated June 10, 2021 (collectively, with the base shelf prospectus of the Corporation dated May 6, 2021, the “Final Prospectus”), filed by the Corporation with the securities commissions or securities regulatory authorities in each of the provinces of Canada (other than Quebec) for the purposes of the Offering. The undersigned understands that it is a condition of the completion of the Offering that certain individuals enter into an agreement in the form of this letter. The undersigned acknowledges that the Underwriters are relying on the covenants of the undersigned contained in this letter in having decided to participate in the Offering and to enter into the Underwriting Agreement with respect to the Offering. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Underwriting Agreement.

In consideration of the foregoing, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, subject to closing of the Offering on June 15, 2021 or such other date as the Corporation and the Underwriters may agree upon in writing (the “Closing Date”), but in any event not be later than the date that is 42 days from the filing of the Final Prospectus, the undersigned hereby agrees that, during the period beginning on the date of this letter and ending on the day that is 90 days after the Closing Date, the undersigned will not, and will ensure that any of its associates (within the meaning of such term under the Securities Act (Ontario)) will not, directly or indirectly, without the prior written consent of the Underwriters (such consent not to be unreasonably withheld):

(a)	sell, offer, grant any option, right or warrant for the sale of, or otherwise lend, transfer, assign or dispose of (including, without limitation, by making any short sale, engaging in any hedging, monetization or derivative transaction or entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of securities of the Corporation or securities convertible into, exchangeable for, or otherwise exercisable into common shares of the Corporation (“Common Shares”) or other securities of the Corporation, whether or not cash settled), any securities of the Corporation or securities convertible into, exchangeable for, or otherwise exercisable into Common Shares or other securities of the Corporation;
(b)	secure or pledge any securities of the Corporation or securities convertible into, exchangeable for, or otherwise exercisable into Common Shares or other securities of the Corporation; or

E-1

(c)	agree to or announce any intention to do any of the foregoing things,

other than (i) pursuant to a take-over bid or any similar transaction made generally to all shareholders of the Corporation, a formal issuer bid made in accordance with Canadian securities laws, or a court-approved arrangement made to all holders of Common Shares; and (ii) by way of pledge or security interest, provided that the pledgee or beneficiary of the security interest agrees in writing with the Underwriters to be bound by this agreement for the remainder of its term.

The foregoing restrictions will not apply to any transfers of Common Shares or securities convertible or exchangeable into Common Shares acquired on the secondary market after the completion of the Offering.

This agreement is governed by the laws of the Province of Ontario and the laws of Canada applicable therein. The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this agreement. This agreement is irrevocable and will be binding on the undersigned and its successors, heirs, personal representatives and assigns, and will enure to the benefit of the Underwriters and their legal representatives, successors and assigns.

This agreement may be executed in any number of counterparts, each of which when delivered, either in original or facsimile form, shall be deemed to be an original and all of which together shall constitute one and the same document.

[Signature page follows]

E-2

DATED as of ______________________________, 2021.

[Name]

[The remainder of this page is intentionally left blank.]

E-3